FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Information provided under Item 2 in this Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313, 333-170848 and 333-172317)

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	English translation of Management’s Discussion and Analysis of Financial Condition and Results of Operations filed with the Argentine National Securities Commission on March 4, 2011.

2	English translation of Financial Statements as of December 31, 2010 and Comparative Information filed with the Argentine National Securities Commission on March 4, 2011, prepared in accordance with generally accepted accounting standards in Argentina.

3	English translation of Report of Independent Public Accountants filed with the Argentine National Securities Commission on March 4, 2011 and issued in connection with the audit performed under auditing standards generally accepted in Argentina on the financial statements as of December 31, 2010 (not audited under PCAOB standards).

4	English translation of Statutory Audit Committee’s Report filed with the Argentine National Securities Commission on March 4, 2011.

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SOCIEDAD ANONIMA

Management’s Discussion and Analysis of Financial
Condition and Results of Operations

Financial Statements as of December 31, 2010
and Comparative Information

Report of Independent Public Accountants

Statutory Audit Committee’s Report

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Item 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Unaudited)

To the Shareholders,

According to existing laws and statutory regulations, we hereby submit the Annual Report and the Financial Statements for the year ended December 31, 2010 for your consideration.

The information included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations contains the Board analysis and explanation on the financial condition and consolidated statements of income, which should be read in conjunction with the Financial Statements of YPF S.A. (hereinafter “YPF”, the “Corporation” or the “Company” indiscriminately) and their notes (hereinafter the “Financial Statements”). Such Financial Statements and notes have been prepared in accordance with generally accepted accounting principles in Argentina.

Macroeconomic conditions
The year 2010 could be considered a period of consolidation in terms of global economic growth, especially for emerging economies, after the transition period observed in 2009 considering the incipient recovery that appeared in that year, taking into account the crisis that broke out in early 2008 as a result of problems observed in the U.S. real estate market. However, some economies in the world, especially those related to certain countries of the European Union, were threatened, and some of them still continue to be threatened, as a consequence of uncertainty resulting from the risks of default by such countries, as a consequence of sizable fiscal and current account imbalances.

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Within the context mentioned above, some indicators show clearly the path that has begun to emerge from the end of 2009, owing mainly to cuts in interest rates, continued provision of ample liquidity by central banks, credit easing, public guarantees, and bank recapitalization, and thus slowly dissipating fears of a global Great Depression. However, it cannot be said that the recovery trend is fully consolidated mainly due to the uncertainty that persists as mentioned in the preceding paragraph. According to the Central Bank of Argentina (“BCRA”) estimates that economic growth reached 4% in 2010, with significant variation from region to region, following a contraction of 1.9% in 2009. The pace of recovery is expected to decrease slightly in 2011 due to the implementation of constraining policies aimed at controlling inflation. We anticipate that a key focal point in the economy in the near future will continue to be on how different governments administer previously-announced measures for avoiding economic depression particularly given the unusually high unemployment rates in some major world economies, on plans to relieve public finances, plans to avoid a new crisis, and policy re-adjustments aimed at stimulating demand, in some cases orientated towards the external market (i.e. the United States), and in others, the domestic market (i.e. China).

Following signs of recovery, oil prices have responded strongly to signs of a demand rebound, the price of crude oil has continued to show encouraging signs, ending this year at U.S. $ 91.38 per barrel, representing an increase of approximately 15% compared to year-end 2009 (U.S. $ 79.39).

As mentioned above, according to the BCRA, emerging economies have shown a year of sustained growth, although with significant variation from region to region, due to inter alia, recovery of world trade and the increase in prices of raw materials, also taking into account the presence of health financial systems that allowed to avoid the existence of “consequences” arising from the international financial crisis, as well as in the case of Argentina after the boost in domestic consumption and investment. Consequently, the BCRA estimated growth for Latin America of 6.1% for the year 2010 after a contraction of 1.8% in 2009, while in Argentina the same organization expected a growth above 9% for the year 2010, after an estimated growth of 0.9% in 2009.

According to the Instituto Nacional de Estadísticas y Censos (“INDEC”), the rate of retail inflation (“IPC”) for 2010 was 10.9%, showing price increases above those recorded in 2009 due mainly to the dynamics of food prices as a consequence of increases in international prices of agricultural commodities, according to the BCRA.

The exchange rate of the Argentine peso against the U.S dollar as of December 31, 2010 was Ps. 3.98/ US$1.00, reflecting peso depreciation of 4.7% compared to December 31, 2009, despite the fact that the Central Bank was a net buyer of foreign exchange during the year, and the payments made to address the maturity of the public debt.

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In terms of local funding, the average December 2010 interest rate paid by private banks in the wholesale segment and for deposits of up to 35 days (BADLAR) was 11.1% versus 9.8 % in December 2009. Argentina, having recently completed the restructuring of a substantial part of its debt (taking into account the restructuring in 2005, approximately 91% of the original debt in default was finally restructured), also canceled all of its debt with the IMF. The Argentine government has expressed interest in liquidating the non-restructured foreign debt, as well as settling claims brought before international courts by foreign companies during the crisis, with the aim of normalizing relations with the international financial market after the crisis that took place in late 2001.

In line with the overall economic performance, taking into account the economy growth in 2010, the unemployment rate corresponding to the third quarter of 2010 showed that 7.5% of the active population was unemployed, 1.6 percentage points lower than in 2009.

Both exports and imports increased during 2010. Industrial goods exports (in particular, automotive industry), as well as agricultural exports boosted exports, while imports increased even further than exports, mainly because of the increased economic activity, which resulted in higher needs of fuel, consumer and intermediate goods, and capital assets, according to the BCRA.

Additionally, under the General Resolution 562/09 and its amendments, which was approved in 2009 by the National Securities Commission (“CNV”) and which set the adoption of International Financial Reporting Standards (“IFRS”) as rules for submitting required financial statements as from January 1, 2012, the Company has continued the process of analyzing the accounting effects and / or requirements that the application of these rules could have. Additionally, as mentioned in Note 1.b to the primary financial statements of YPF, for the year ended December 31, 2010 the Company has registered retroactively the effect of deferred tax liabilities related to inflation adjustment of fixed assets.

Considering the international economic situation, the outlook for Argentina’s economy continues to show encouraging signs for the year 2011 which, however continue to be subject to the risk (even if considered to be low) of being affected by endogenous and exogenous factors, such as the consolidation of economic growth and financial stability in developing countries which may further affect the growth of world trade, and could have an impact on all macroeconomic variables such as tax revenues, unemployment and trade balance, among others.

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General Considerations

Financial Statements Reporting

The Financial Statements of YPF have been prepared in accordance with generally accepted accounting principles in Argentina and the regulations of the CNV.

Financial Statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No 6 issued by the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E”) and taking into consideration General Resolution No 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

As mentioned in Note 1.b to the YPF primary financial statements, as established by Resolution 576/2010 of the CNV, companies who exercised the option to report in a note to the financial statements the deferred tax liability related to inflation adjustment, should account this liability with effect in retained earnings. The rule states that this recognition may be made at any interim or closing year until the end of the transition period to IFRS, i.e. December 31, 2011. Consequently, the Company has decided to record deferred tax liability in the year ended December 31, 2010. Therefore, in accordance with the requirements of accounting rules, the effects of changes in accounting principles must be registered retroactively to the beginning of the first period presented. Consequently, the adoption of that Resolution has led to a retroactive adjustment of prior period results of (1,180) (1,383) and (1,644) as of December 31, 2009, 2008 and 2007, respectively.

Company Features

Average price quotations for crude WTI were US$ 79.48, US$ 61.81 and US$ 99.67 in 2010, 2009 and 2008, respectively. Despite fluctuation of said quotations together with compliance with Resolution No 394/07 of the Ministry of Economy and Production in force as from November 2007, setting a new withholding regime on exports of certain hydrocarbon products, the impact of such variations was limited during 2008, 2009 and 2010 due to the margin cap that a company may get when marketing hydrocarbon products abroad, and consequently the actual prices were the result of negotiations between producers and refiners in the domestic market.

During 2010, YPF’s operations were reported considering the following Business segments:

•	Exploration and Production: exploration and production, including natural gas purchases, crude oil purchases arising from service contracts and concessions obligations as well as crude oil intersegment sales and natural gas and derivatives, and power generation.

•	Refining and Marketing: refining, transport, purchase and marketing of crude oil to third parties and refined products.

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•	Chemicals: petrochemical operations.

•	Corporate and other: expenses and assets from general administration and construction activities.

Since 1999, YPF has been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain that runs operations worldwide. Repsol YPF owned approximately 99% of the capital stock of YPF from 2000 to 2008, when Petersen Energía acquired in different periods shares which accounts for 15.46% of our capital stock. Additionally, Repsol YPF granted options in favor of certain affiliates of Petersen Energía to acquire up to an additional 10% of the shareholders equity of the Company. These options expire on February 21, 2012. Additionally, Repsol YPF has recently sold shares of the Company to third parties and, consequently, as of the date of issuance of this financial statements Repsol YPF owned approximately 79.81% of our capital stock.

Oil and Gas production

Consolidated Production

The following table provides information about oil and gas production on a consolidated basis for the years ended December 31, 2010, 2009 and 2008.

	For the Year Ended December 31,

	2010	2009	2008

	(millions of barrels)
Oil, condensed and liquids production	107	111	115

	For the Year Ended December 31,

	2010	2009	2008

	(billions of cubic feet)
Natural gas production	491	533	607

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Results of operations

The following table presents financial information as a percentage of net sales for the years indicated:

	For the year ended December 31,

	2010	2009	2008

	(percentage of net sales)
Net sales	100.0	100.0	100.0
Cost of sales	(67.7)	(67.5)	(68.9)

Gross profit	32.3	32.5	31.1
Administrative expenses	(3.2)	(3.2)	(3.0)
Selling expenses	(6.8)	(7.3)	(7.1)
Exploration expenses	(0.8)	(1.6)	(2.0)

Operating income	21.5	20.4	19.1

2010 compared to 2009

The Company

Net sales in 2010 were Ps.44,162 million, representing a 28.7% increase compared to Ps.34,320 million in 2009. This increase was attributable, among other, to the increases in the volumes sold of premium gasoline and premium diesel, to the adequacy of sale prices in the domestic market, as well as a result of the increase in the average international market price of WTI (approximately a 29% increase in the average market price in 2010 compared to 2009), with the corresponding effect in certain products sold in the domestic market which track international prices, such as LPG, jet fuel and petrochemicals. During 2010 we have continued to make efforts within the scope of the Petroleum Plus Program, and reinforced our commitment towards the exploitation and development of available energetic resources, allowing the fulfillment of domestic demand, which have permitted us to record the income associated with the Program during this year.

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Cost of sales in 2010 was Ps.29,899 million compared to Ps.23,177 million in 2009, representing a 29.0% increase. The increase is partly attributable to the higher price of crude oil purchased from third parties (approximately 25% measured in pesos), whereas the volumes bought remained almost unchanged; as well as an increase in the imported volumes of our new low-sulfur diesel, gasoline and fertilizers in order to fulfill the higher demand of these products in the domestic market and to provide it with higher quality products. In 2010, we have also incorporated purchases of biofuels (biodiesel and bioethanol) in order to comply with present regulations. Additionally, within the production expenses, there was an increase in royalties, driven mainly by the abovementioned higher crude oil prices, as well as general increase in costs, mainly in operation services and other service contracts, salaries and social security taxes and fixed assets depreciation caused mainly by upward price pressure, and also in charges related to contractual commitments.

Our exploration expenses in 2010 were Ps.344 million. They have been lower to those recorded in 2009 mainly due to the fact that in 2009, we recognized a higher amount of exploration costs related to the exploration campaign in the San Jorge Marina basin (started in 2008) which had a higher negative impact on results than the exploration activity in the Neuquina and Noroeste basins in 2010. Notwithstanding this situation previously mentioned, our exploration activities continued to be one of our strategic objectives, and our expenditures on them amounted to approximately Ps. 610 million.

Our administrative expenses increased by Ps.327 million (29.7%) in 2010 compared to 2009 particularly due to increases in wages and social security costs, driven mainly by a centralization process of tasks in the corporate departments that previously were carried out in the other business units, as well as by increases in fees and compensation for services, mainly related to technology information service contracts and licenses expenses and institutional publicity expenses, all these in accordance with the general cost increases due to the evolution and growth of the economy.

Our selling expenses were Ps.3,015 million in 2010, compared to Ps. 2,490 million in 2009, representing an increase of 21.1%, resulting from increases in transportation expenses, due to higher sales of gasoline and diesel in the domestic market and to increases in the corresponding fees paid for these services, in accordance with general cost increases in the economy, as previously mentioned.

Operating income in 2010 was Ps.9,475 million, compared to Ps.6,999 million in 2009, due to the factors described above.

Our operating margins (operating income divided by net sales) were 21.5% and 20.4% in 2010 and 2009, respectively.

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In 2010, financial expense, net and holding gains, were an expense of Ps.379 million, compared to financial expense of Ps.1,242 million in 2009. This decrease is mainly attributable to holding gains on inventories, compared to holding losses in 2009, mainly due to higher production costs which had an impact on stocks value (and consequently, in cost of sales), as well as lower net negative exchange rate differences, according to our net liabilities denominated in U.S. dollars, in 2010 resulting from the lower depreciation of the Argentine peso against the U.S. dollar in 2010 compared to 2009.

Income tax expense in 2010 increased to Ps.3,230 million from Ps.2,218 million in 2009 mainly as a result of a higher net income before income tax, as explained in previous paragraphs. The recording of deferred tax liabilities arising in the inflation adjustment, which has caused the change in retained earnings as mentioned in Note 1.b to the primary financial statements of YPF, determines that the effective rate of income tax (income tax divided by income before income tax) approximates to the nominal rate (35%), despite being the actual payments higher than the latter as a consequence of the legal impossibility of making a tax depreciation deduction of amounts corresponding to the inflation adjustment of assets.

Considering the above, net income for 2010 was Ps.5,790 million, compared to Ps.3,689 million in 2009, an increase of 57.0%.

Exploration and Production

Exploration and Production sales increased to Ps.23,020 million in 2010 from Ps. 19,981 million in 2009, representing an increase of 15.2%. Intersegment net sales (substantially all of which relate to intersegment sales of crude oil) increased by Ps.2,955 million during 2010 compared to the prior year mainly as a result of an approximately 20% increase in the average intersegment price in pesos of a barrel of oil (15% increase in U.S. dollars), which was partially offset by an approximately 2.5% decrease in the volume transferred. These positive effects were reinforced by the income recorded under the Petroleum Plus Program, as was previously mentioned. The average price of natural gas sold in the domestic market increased 18% in 2010 and was driven mainly by price increases in the power generation and industry segments of the Argentine market, especially with respect to sales to our subsidiary company MEGA, whose contractual prices track international prices, which increased along with the WTI price, as previously mentioned.

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Exploration and Production operating income reached Ps.6,210 million in 2010, a 15.4% increase from Ps.5,379 million in 2009, due to the aforementioned increases in crude oil sales, but was partially offset by an increase in operating expenses. Segment operating expenses increased by approximately 15.1% due mainly to (i) increases in operation services and other service contracts undertaken in order to increase and improve our reserves replacement ratio, which reached remarkable values in 2010 for YPF, (ii) generalized cost increases and higher contractual commitments costs required under present agreements and the Management estimations, and (iii) a Ps.395 million increase in royalties paid due mainly to the higher value, expressed in pesos at the wellhead (used as the basis for calculation of such royalties), of hydrocarbons produced (mainly as a result of higher product prices in 2010), as previously mentioned.

Exploration expenses decreased by Ps.208 million in 2010 compared to 2009, mainly as a result of the higher costs of the offshore dry wells recognized during 2009 (Golfo San Jorge Marina and Austral basins), compared to the exploration activities which have been developed during 2010 (mainly in the Neuquen and Noroeste basins). However, our exploration activities continued to be one of our strategic objectives, with our expenditures on such activities reaching approximately Ps. 610 million.

Average oil production during 2010 reached 293 thousand barrels per day, remaining mostly unchanged from the level registered in 2009. Natural gas production in 2010 decreased 7.8% to 1,346 mmcf/d from 1,460 mmcf/d in 2009. This decline was mainly attributable to the natural decline in the production curve resulting from the continuing overall maturity of our fields, and the decline in natural gas demand from thermal power plants.

Refining and Marketing

Refining and Marketing net sales in 2010 were Ps.36,794 million, 33.5% higher than the Ps.27,562 million in net sales recorded in 2009. This increase was attributable, among other factors, to higher volumes sold in the domestic market, especially in the premium lines of diesel and gasoline, as well as a consequence of the adequacy of prices of gasoline and diesel sold in the domestic market in 2010, (the most important products in this business segment). Notwithstanding the increase in the average domestic prices of diesel and gasoline, domestic prices for our refined products remained below average international prices. In addition, the domestic prices of certain refined products that tend to track international prices, such as aviation fuel and LPG, increased in 2010.

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Refining and Marketing operating profit increased to Ps.3,313 million in 2010 from Ps. 1,896 million in 2009. This increase was mainly due to the increases in prices and volume sold in the domestic market and to the adequacy of prices of products commercialized, as previously mentioned. In addition, purchases of crude oil, which account for approximately 90% of the segment’s operating costs, were made at a price paid to the Exploration and Production business unit which was on average 20% higher in Argentine pesos than the previous year. This increase reflected the adjustments in crude oil prices registered in the domestic market among local producers, according to market evolution and the differences in crude oil qualities. This fact also affected the crude oil purchase prices paid to third parties. Further, refining costs (excluding crude oil purchase and transport costs) increased by approximately 20%, mainly due to the higher costs of energy, increases in operation services and service contract costs, as well as salary increases and adjustments paid in 2010. Refining costs per barrel, which we calculate as the segment’s production costs for the period less crude oil purchase costs, divided by the number of barrels produced during the period, was Ps.17.8 in 2010, compared to Ps.14.8 in 2009.

Refinery output in 2010, including 50% of Refinor’s output (we own 50% of Refinor), reached 304 thousand barrels per day, representing a 1.9% decrease compared to 310 thousand barrels per day processed in 2009.

Chemicals

Net sales increased 42.1% to Ps.4,316 million in 2010 compared to Ps.3,037 million in 2009. This increase was attributable mainly to higher sales prices in the domestic market, particularly with respect to methanol and aromatic products lines, and to higher volumes of fertilizers sold in the domestic market as well. Additionally, higher volumes were sold and higher prices were received from the sales of aromatic additives, such as toluene and xylene, which are used in the elaboration of liquid fuels, to the Refining and Marketing business unit. In the international market, net sales rose in 2010, both in terms of volume (of, essentially, parafinic refined) and in average price for exported petrochemical products as a consequence of an upward trend in reference prices in 2010 compared to those seen in 2009, consistent with the upward trend in reference prices experienced in other segments.

Operating income on this segment increased by 56.4% to Ps.874 million in 2010 compared to Ps.559 million in 2009 due mainly to higher margins in various aromatics product lines processed at Ensenada Industrial Complex. The results obtained from our interest in Profertil S.A. remained stable compared to 2009, as the higher urea and other fertilizer volumes sold in the domestic market and higher prices of these products both at domestic and international market were offset by a sharp diminution in volume of urea sold in the international market.

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Corporate and others

In fiscal year 2010, operating loss for administrative cost and others reached Ps.952 million, a 16.1% increase over the previous year. The main reasons for the increase were higher salaries and related charges, increases in fees and compensation for services, higher technology information services contracts and licenses expenses and institutional publicity expenses. This increase was, however, partially offset by the slight increase in operating income of our controlled company A- Evangelista S.A., and by earnings related to support services, mainly IT services, provided to related parties.

2009 compared to 2008

The Company

Net sales in 2009 were Ps.34,320 million, representing a 1.6% decrease compared to Ps.34,875 million in 2008. This decrease was primarily attributable to a decline in the average prices and volumes of exported products which resulted from the negative economic trend that affected global trading starting in the second half of 2008; as well as the decrease in the volume of diesel sold in the domestic market due to lower demand during 2009 resulting from the economic slowdown. Commodity prices in general were strongly affected in 2009, and the average price per barrel of WTI decreased by approximately 38% compared to 2008. As a result, the price of certain products sold in the domestic market, which track international prices (such as LPG, aviation fuel, and certain petrochemicals), also decreased. In addition, demand for fertilizers in the domestic market decreased, particularly in the first half of 2009. These decreases were mostly offset by increases in the average domestic prices of diesel and gasoline, the higher volume of gasoline sold in the domestic market and income recorded under the Petroleum Plus Program, resulting from the efforts we have made within the scope of the program and which allowed us to maintain our commitment towards the fulfillment of domestic demand.

Cost of sales in 2009 was Ps.23,177 million, compared to Ps.24.013 million in 2008, representing a 3.5% decrease, due mainly to a decrease in the volume of products purchased, particularly diesel, on account of weaker demand, and crude, which had experienced a rise in demand in the second quarter of 2008 as a consequence of strikes in the southern region of Argentina in that period with the subsequent impact on the Company’s margins. However, when similar conflicts took place during the third quarter of 2009, the slowdown in production was practically covered by resorting to our own inventory. Fertilizers purchases also dropped due to lower demand, as did diesel purchases, which had been essential to meet domestic demand back in 2008.

Administrative expenses increased Ps.49 million in 2009 compared to 2008, due to increases in substantially all components of such expenses; however, those related to depreciation of fixed assets and payroll and related charges stood out from the rest.

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Selling expenses were Ps.2,490 million in 2009 and Ps.2,460 million in 2008, representing an increase of 1.2% from 2008 to 2009, due to increases in substantially all components of such expenses, in a similar way to the administrative expenses described above. However, we can highlight increases in operation services and other service contracts, preservation, repair and maintenance, including the refurbishing of our service stations to fit them for the sale of our new low-sulfur diesel (Euro Diesel).

Operating income in 2009 was Ps.6,999 million, compared to Ps.6,665 million in 2008, representing a 5% increase, due to the factors described above. Operating margins (operating income divided by net sales) were 20.4% and 19.1% in 2009 and 2008, respectively.

Other Income (Expense) Net showed an increase of Ps.535 million compared to 2008. This was a consequence, among other things, of lower expenditures on environmental obligations of our wholly controlled company YPF Holdings Inc, which in 2008 signed a remediation agreement regarding the Passaic river in response to certain past obligations and as mentioned in note 3 to the Consolidated Financial Statements, the recovery of accrued liabilities relating to certain claims as a result of their reassessment in light of certain new developments concerning our legal proceedings, the recognition of income relating to insurance, which allowed a partial recovery of some operating losses generated by factors exogenous to the Company; and certain recoveries from insurance claims related to Profertil, our jointly controlled company.

In 2009, financial expense, net and holding losses, increased to Ps.1,242 million, from Ps.174 million in 2008. The increase was mainly due to higher interest expense from loans attributable to our increased indebtedness and a slight decline in the value of our inventories in 2009 (whereas the value of our inventories increased in 2008). In addition, we suffered from higher net negative exchange rate differences resulting from the depreciation of the Argentine peso against the U.S. dollar, as our outstanding liabilities denominated in U.S. dollars exceeded our assets denominated in U.S. dollars.

Income tax expense in 2009 was Ps.2,218 million, compared to Ps.2,311 million in 2008, basically as a result of a lower income before tax given the facts referred to above.

Consequently, net income in 2009 was Ps.3,689 million, compared to Ps.3,901 million in 2008, which represents a 5.4% decrease.

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Exploration and Production

Exploration and Production net sales in 2009 were Ps.19,981 million, representing a 13.4% increase from Ps.17,618 million in 2008. Intersegment net sales (substantially all of which relate to intersegment sales of crude oil) increased by Ps.1,810 million in 2009, mainly as a result of a 19% increase in the average intersegment price in pesos of a barrel of oil (1% increase in U.S. dollars), but was partially offset by a 1.7% decrease in the volumes transferred. Net sales in 2009 were also strengthened by the income recorded pursuant to the Petroleum Plus Program implemented by the National Government as mentioned above. As to the average price of natural gas sold in the domestic market, there was no material change compared to 2008 since the price adjustment in the industrial and power plants segment was neutralized by the low price paid by our jointly controlled company MEGA, which, being governed by international standards, followed a downward trend similar to the WTI price. Natural gas exported volumes remained low in 2009 due to the restrictions we are subject to. Export taxes remained relatively stable in 2009 compared with 2008.

Exploration and Production operating income increased 62% to Ps.5,379 million in 2009 from Ps.3,315 million in 2008, as a result of the increase in crude oil sales, and the income recorded pursuant to the Petroleum Plus Program, as explained above. This was partially offset by a 2.1% increase in segment operating expenses due mainly to increases in the prices of service contracts resulting from general cost increases, and an increase in royalties paid of Ps.121 million, due to the higher value, expressed in pesos at the wellhead (used as the basis for calculation of such royalties), of hydrocarbons produced.

In 2009, exploration expenses also went down by Ps.132 million compared to 2008 since exploration expenses related to unsuccessful drilling in the western region of Argentina and Golfo de San Jorge offshore basin were greater in 2008 than in 2009 as well as in the Austral basin. These exploration efforts relate to the Company’s compliance with its commitment to the search for new resources in Argentina.

Average oil production during 2009 decreased 3.5% to 302 thousand barrels per day from 313 thousand barrels per day in 2008. Natural gas production in 2009 decreased 11.9% to 1,460 mmcf/d from 1,658 mmcf/d in 2008. These declines were mainly attributable to the natural decline in the production curve resulting from the continuing overall maturity of our fields and the decline in natural gas demand from industrial customers and thermal power plants.

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Refining and Marketing

Refining and Marketing net sales in 2009 were Ps.27,562 million, 1.6% lower than the Ps.28,017 million in net sales recorded in 2008. This decrease was mainly attributable to the sharp decreases in international prices for substantially all of our exported refined products, a decrease in the volumes of gasoline sold by us in the export market, and a decline in the volumes of diesel sold in the domestic market, partially offset by lower purchases due to reduced demand during 2009 as explained in previous paragraphs. These decreases were partially offset by an increase in the average domestic prices of diesel and gasoline (the two main products of the segment), as well as a 10.7% increase in the volume of gasoline sold domestically. Notwithstanding the increase in the average domestic prices of diesel and gasoline, domestic prices for our products remained below average international prices. In addition, the domestic prices of certain refined products that tend to track international prices, such as aviation fuel and LPG, decreased in 2009.

Refining and Marketing operating profit decreased to Ps.1,896 million in 2009 from Ps.3,089 million in 2008. This decrease was mainly due to the aforementioned decline in international prices. In addition, purchases of crude oil, which account for approximately 90% of the segment’s operating costs, were made at a price which was on average 19% higher in Argentine pesos than the previous year (although it was less than 1% higher when measured in U.S. dollars mainly due to the depreciation of the Argentine peso against the U.S dollar). Further, refining costs (excluding crude oil purchase and transport costs) increased by approximately 17%, mainly due to the higher costs of energy and increases in operation services and service contract costs, as well as higher depreciation costs arising from an increase in assets that commenced operations. Refining cost per barrel, which we calculate as the segment’s production costs for the period less crude oil purchase costs, divided by the number of barrels produced during the period, was Ps.14.8 in 2009, compared to Ps.12.7 in 2008.

Refinery output in 2009, including 50% of Refinor’s output (we own 50% of Refinor), reached 310 thousand barrels per day, representing a 5.4% decrease compared to 328 thousand barrels per day processed in 2008. The decrease is mainly a result of planned overhauls in our refineries, as well as external factors which affected our operations.

Chemicals

Net sales decreased 22.6% to Ps.3,037 million in 2009 compared to Ps.3,923 million in 2008. This decrease was attributable mainly to lower sales prices in the domestic market, particularly with respect to methanol and fertilizers lines. In the international market, net sales fell in 2009, both in volume (particularly of methanol) and in average price for exported petrochemical products as a consequence of a downward trend in reference prices in 2009 compared to those seen in 2008, consistent with the downward trend experienced in other segments.

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Operating income for this segment decreased by 52.5% to Ps.559 million in 2009 compared to Ps.1,178 million in 2008 due mainly to lower margins in different aromatics product lines processed at the Ensenada Industrial Complex and the lower results from our interest in Profertil S.A. compared to 2008, the latter being the result of lower urea and other fertilizers volumes sold in the domestic market and lower prices of these products both in the domestic and international market.

Corporate and others

In fiscal year 2009, operating loss for administrative cost and others reached Ps.820 million, just 0.6% over the previous year. This slight increase was mainly attributable to higher salaries and related charges compared to the previous year as well as fixed assets depreciation, and was partially offset by an slightly higher operating income achieved by our controlled company A- Evangelista S.A.

Liquidity and Capital Resources

Net cash flow provided from operating activities was Ps.12,726 million in 2010, compared to Ps.9,414 million in 2009. The 35% increase was mainly attributable to higher operating income in 2010 compared to 2009, as was explained previously.

The main uses of cash in investing and financing activities in 2010 involved Ps.8,729 million in fixed asset acquisitions corresponding substantially to the Exploration & Production business segment, our refineries, as mentioned previously, and dividend payments amounting to Ps.4,444 million. These uses of cash were afforded by a Ps.724 million net cash flow corresponding to proceeds from loans. The main uses of cash in investment and financing activities in 2009 involved Ps.5,636 million in fixed assets acquisitions relating substantially to our Exploration & Production business segment and dividend payments amounting to Ps.4,897 million. Net proceeds from loans reached approximately Ps.2,016 million in 2009.

Capital and Exploration expenditures during 2010 were Ps.8,961 million, compared to Ps.5,832 million in 2009. Out of the total amount corresponding to 2010, approximately 70% relates to Exploration and Production, 20% to Refining and Marketing, 8% to Chemicals and 2% to Corporate and others.

Capital and Exploration expenditures during 2009 have been Ps.5,832 million, compared to Ps.7,368 million in 2008. Out of the total amount corresponding to 2009, approximately 74% relates to Exploration and Production, 20% to Refining and Marketing, 3% to Chemicals and 3% to Corporate and others.

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As a result of the Agreement entered into between Repsol YPF and the Petersen Group, the parties have agreed on a dividend policy that proved to be satisfactory to the parties and contributed to positioning the Company’s shares as especially attractive in the markets, achieving an adequate relation between dividend and earnings of the company (pay out). Accordingly, the parties agreed to pay in the form of dividend 90% (ninety per cent) of the Company’s net income, to be distributed in two payments every year.

Total debt outstanding as of December 31, 2010 was Ps.7,789 million, consisting of short term debt of Ps.6,176 million and long term debt of Ps.1,613 million. Approximately 85% of total debt outstanding as of December 31, 2010 was denominated in U.S. dollars.

As of December 31, 2010 our shareholders equity amounted to Ps.19,040 million, which includes a legal reserve of Ps.2,243 million. By virtue of Law No 19,550 of “Sociedades Comerciales” (Corporations Act), 5% of fiscal year net income must be assigned to the legal reserve until such reserve reaches 20% of the Company’s capital. As of December 31, 2010 the legal reserve had been fully integrated in the 20% of the social capital for Ps.2,243 million.

Related party transactions

During 2010 there were purchase/sale and financing operations with affiliates, which are detailed in Note 7 to the primary financial statements.

Compensation Policy on Directors and bonus and incentive plans

Board compensation

Current legislation sets forth that the annual compensation paid to Board members (including those performing executive activities) cannot exceed 5% of the Company’s net income in the case of YPF not paying dividends for that period; said percentage may increase up to 25% of net income in the case the Company is paying dividends. The compensation of the President and other Directors acting in an executive capacity in conjunction with all other Directors must be ratified in an Ordinary General Shareholders Meeting. In compliance with these guidelines, an Ordinary General Shareholders Meeting held on April 14, 2010 approved a total compensation to the Board members of Ps.11,200,055 for the year ended December 31, 2009. Furthermore, it approved making advance compensation payments for fiscal year 2010 to Directors and members of the Statutory Audit Committee (or Supervisory Committee) for an amount up to Ps.17,000,000. The total compensation for the year ended December 31, 2010 will be set in the Ordinary Shareholders Meeting that approves the Directors’ performance.

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Bonus and incentive plans

The bonus plan provides for cash to be paid to its members based on a set of measurable and specific objectives under the program ‘Management by Commitments’ and the results of individual performance reviews. This program applies to all YPF employees. The additional variable bonus payable to each employee, if commitments and objectives are achieved, ranges between 10% and 45% of the applicable annual base salary.

Internal Control System

Regarding the Internal Control System, the Company has developed several functions and responsibilities, which together contribute to ensure adequate enforcement of current laws and regulations, reliability of financial reporting and efficiency and effectiveness of operations. The interrelation of the functions of the Corporate Audit Department (which includes operational audit procedures, management, compliance of procedures and information security, and testing to evaluate the performance of the financial reporting controls), the Administrative and Tax Department (which not only monitors the reliability of the information received from the financial reporting system, but also controls its levels of access, maintains and reviews the compliance with virtual security procedures and the standards for approval of economic-financial operations and sets standardized procedures and administrative accounting policies applicable to the Company) and the Business Units (which provide, among other things guidance on authority limitation and the investment policy), acting in coordination and supported by a fully integrated information system such as SAP, provide an effective internal control system.

The legislation on corporate governance, in Argentina by virtue of Decree No. 677/01 and CNV Resolutions No. 400/02 and 402/02, as well as in the United States by virtue of the Sarbanes - Oxley Act and its related regulations, requires an examination, documentation and an efficiency test on the Internal Control model. The Company has established the Internal Committee on Transparency or Disclosure Committee, made up of officers of the higher responsibility from each corporate and business area whose main objective is to manage and coordinate the establishment and maintenance of: procedures for the preparation of accounting and financial information that the Company must approve and file in accordance with applicable standards or that the Company communicates, in general, to the markets, as well as appropriate and effective internal control systems to ensure the accuracy, reliability, sufficiency and clarity of the financial statements of the Company included in its annual and quarterly reports, as well as accounting and financial information that must be approved and filed by the Company.

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Additionally, the Audit Committee of the Board of Directors, which was created on May 6, 2004, assumes the obligations assigned by the aforementioned law, among which are to: monitor the operation of internal control system and administrative-accounting system, as well as the reliability of the latter and all financial information or other significant events to be reported to the comptroller authorities and markets, give an opinion on the proposal of the Board of Directors for the appointment of external auditors to be hired by the Company and ensure the independence of such external auditors, verify compliance with applicable regulations, national or international, in matters relating to securities markets requirements and ensure that the Code of Ethics and Conduct in stock markets, applicable to personnel of the Company and its subsidiaries, meet regulatory requirements and are suitable for the Company.

Company Management

As a result of the Agreement between Repsol YPF and the Petersen Group signed on February 21, 2008, through which shares of the Company were sold to Petersen, the parties agreed on the assignment of certain functions in the Company, and also on the number of members from each party in the Management bodies, all of which is effective as of the Company Shareholders Meeting held on March 7, 2008.

Report on Corporate Governance Code - National Securities Commission General Resolution No. 516/07

Exhibit I includes the Report on Corporate Governance Code (the Report) for the purpose of compliance with the provisions of General Resolution of CNV No. 516.

Additional information on Oil and Gas reserves (Argentine Securities Commission General Resolution No. 541)

The following information is presented in accordance with the requirements of CNV General Resolution No. 541 “Disclosure on oil and gas reserves, YPF SA (YPF) and its subsidiaries”.

Proved oil and gas reserves are the estimated quantities of crude oil (including condensates and natural gas liquids) and natural gas which geological and engineering available data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided by contractual arrangements, but not increases based upon future conditions. Proved developed oil and gas reserves are reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

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Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with the rules and regulations of the SEC. The choice of method or combination of methods employed in the analysis of each reservoir was determined by experience in the area, stage of development, quality and completeness of basic data, and production history. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumption upon which they were based. The reserve estimates were subjected to economic tests to determine economic limits.

In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from our reported reserves despite the fact that such payments are referred to as “royalties” under local rules. We follow the same methodology in reporting our production amounts.

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2010 and the changes therein.

Crude oil, condensate and natural gas liquids
(Millions of barrels)

	2010

	Argentina		United States	Worldwide

Proved developed and undeveloped reserves
Beginning of year	537		1	538
Revisions of previous estimates	44		1	45
Extensions, discoveries and improved recovery	55		—	55
Production for the year(2)	(106)		(1)	(107)

End of year(2)	530	(1)	1	531

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Proved developed reserves
Beginning of year	428	1	429
End of year	403	1	404
Proved undeveloped reserves
Beginning of year	109	—	109
End of year	127	—	127
Company’s share in equity method investees’ proved developed and undeveloped reserves (at the end of the year)	1	—	1

(1)	Includes 76 million of natural gas liquids as of December 31, 2010.
(2)	Proved reserves of crude oil, condensate and natural gas liquids as of December 31, 2010 include an estimated approximately 66, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Crude oil, condensate and natural gas liquids production for the year 2010 includes an estimated approximately 13 in respect of such types of payments.

Natural gas
(Billions of standard cubic feet)

	2010

	Argentina	United States	Worldwide

Proved developed and undeveloped reserves
Beginning of year	2,670	2	2,672
Revisions of previous estimates	300	1	301
Extensions, discoveries and improved recovery	51	—	51
Production for the year(1)	(490)	(1)	(491)

End of year(1)	2,531	2	2,533

Proved developed reserves
Beginning of year	2,100	2	2,102
End of year	1,946	2	1,948
Proved undeveloped reserves
Beginning of year	570	—	570
End of year	585	—	585
Company’s share in equity method investees’ proved developed and undeveloped reserves (at the end of the year)	48	—	48

(1)	Proved reserves of natural gas as of December 31, 2010 include an estimated approximately 257, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production for the year 2010 includes an estimated approximately 50 in respect of such types of payments.

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Outlook

The year 2010 is over, and despite the news concerning the signs of steadiness and overall invigoration shown by the macroeconomic variables during the world economic recovery, the year 2011 remains a period of unique challenges, taking mainly into account the expectations of the behavior of international macroeconomic conditions, the continuity and/or tightening of the measures that should appease the existing uncertainties on the sovereign risks in some countries of the euro zone that appeared in recent months, as well as the permanency of the public policies adopted during 2009 and 2010 in the main economies of the world to offset the negative effects of the crisis unleashed during the year 2008 and the need for a new commercial balance in light of the deep transformation in demand, both locally and internationally, as mentioned previously. Within this context, we have continued with the process of streamlining our activities, aiming at contributing to, and supporting, in the best possible way, the growth of the national economy, which showed overwhelming signs in this respect throughout last year as did the growth in the demand for fuels that the Company had during 2010, and facilitating the development of the Company within a robust international trade revealed by recently published indicators, but cannot ensure, conclusively and irreversibly, that this tendency will consolidate, bearing in mind previous comments.

During the year we have successfully issued two new series of negotiable obligations for Ps.143 million and US$70 million, respectively, which reasserts the trust that the market continues vesting in the Company. In this respect, and as mentioned previously, part of our efforts remain focused on streamlining our financing structure, considering our present current liquidity. We also remain focused on the opportunities the domestic financial market may offer in light of the soundness shown during the international economic crisis, and also bear in mind the perspective of stabilization of the international financial market, as these stand to ease the management of the Company, especially as to the execution of its strategic plan, allowing us to maintain our contributions to meet the growing demand in the power sector of Argentina.

With respect to Exploration and Production, as highlighted below, the Company still pursues an increase of the recovery factors in mature fields by means of infill drilling (i.e., search of remaining oil in the reservoir through the drilling of new wells in between existing ones) and secondary and tertiary recovery; the goal of the latter and some other initiatives is to achieve better results as to the objectives abovementioned; nevertheless, and given the inherent characteristics of the activity and its related risk, success cannot be assured.

•	Within the target mentioned previously, YPF has started a development project in Llancanelo field, in Malargüe (Mendoza province), which will demand investments of approximately US$55 million in the next triennium. The Llancanelo field was discovered in 1937 when two wells were drilled resulting in the find of heavy oil of high viscosity (fluid of high viscosity and difficult to move).

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This is the reason YPF will apply all available technological resources in order to develop the activity, while minimizing the impact on the environment in a protected natural area of high environmental sensibility.

•	Consistent with the work carried out so far that has led us to obtain the approval for certain projects such as the “Lajas Formation Tight Gas” and “Piedras Negras”, among others, within the incentive program “Gas Plus”, which encourages the search of gas under non conventional conditions and in turn allows us to agree on higher prices for this gas than the average current price, the Company focuses its efforts on identifying further opportunities that meet the requirements of the program and, consequently, the needs of domestic demand.

•	During the year we have entered into agreements with several provinces to carry out works as part of our commitment towards the search of new reserves to contribute to the energy needs of the country. We launched this initiative in December, 2009, under the program “A Project to the Future - Exploration and Development Program 2010/2014” (the “Program”), which aims at identifying potential oil and gas reserves in the country and to verify the likelihood of finding hydrocarbons in ‘Mar Argentino.’

•	Within the abovementioned Program and after having drilled four tight gas exploratory wells to the south of the area ‘Loma La Lata’ in the province of Neuquén, we have visualized non conventional gas for a volume of approximately 4.5 TCF’s (trillion cubic feet); although this find does not qualify as reserves under the regulatory requirements in this matter, it represents hydrocarbon resources that may let us hold and raise expectations over the Program, highlighting the forefront position of the Company in South America as to the use of the technology required in such activity and the commitment towards the economic development of Argentina.*

•	Additionally, as part of the exploratory activities carried out in the province of Neuquén, we have discovered, after drilling two wells, that the formation ‘Vaca Muerta’ presents similar conditions to productive basins of Shale gas and Shale oil in the United States. The existing volume of non conventional gas and oil in our mining property will be defined after carrying out and completing the stages of outlining the discoveries and exploring the same geologic concept in the rest of the Neuquina basin. Since these projects are in their initial stages there is still not enough data to quantify these resources.

Finally, it is worth mentioning that in the year 2010 we were able to reach a coefficient of replacement of crude oil reserves of extraordinary characteristic, which provides further evidence of the Company’s hard work.

* [This information was provided to the Argentine National Securities Commission pursuant to Argentine regulation. No proved reserves have been recognized in connection with this discovery and until further work is completed, there remains significant risk that this discovery will not lead to material proved reserves.]

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Following our objective of satisfying the domestic demand of fuels to the fullest extent possible, it is our intention to continue improving both production and cost efficiency, in a constant search for the optimization of our refining assets in order to increase capacity, to raise flexibility regarding the output of products coming from the refining process, to continue overhauling our refineries to the new standards involving low sulphur content, and to develop our assets and logistics networks to satisfy the prospective growing demand. After the investments made during the year 2009 that allowed the revamping of plants for the incorporation of FAME and Ethanol to fuels in compliance with the requirements of Law 26,093, during the current year we have begun supplying the market with products under such specifications. We are determined to continue investing, as in the case abovementioned (as well as in projects of particular investments such as the construction of the Plant of Continuous Catalytic Reforming (CCR) in our Industrial Complex ‘La Plata’, still in progress, which is expected to imply a total investment of over US$340 million; which will allow new chemical processes to reform naphthas with the help of catalysts and represents improvements in terms of productivity, industrial safety and care for the environment, or the investment of approximately US$396 million to further improve the quality of the gasolines and diesel produced in our Lujàn de Cuyo refinery), which allows us to achieve the objectives already mentioned, gradually providing high end products to the market in line with the related technological evolution, also contributing to the employment of personnel to fit the requirements of the projects under way.

During December 2010 the project of gas flare recovery at the Industrial Complex ‘La Plata’ was qualified as a Clean Development Mechanism (CDM) of the United Nations, which will allow us to obtain 190,000 emission reduction certificates, equivalent to approximately 1.9 million Euros per year. It is the first CDM project in the world involving the recovery of gas flare at a refinery. The approval and setup of two systems for the recovery of gas flare to burners have already been completed at La Plata Refinery to take advantage of the gas flare to feed ovens and boilers. The aim of this investment is to save fuel in the refinery and to reduce the greenhouse gas emissions into the atmosphere, foreseen in the Kyoto Protocol, as well as to improve the image of the industrial complex. The development of this new technology began in 2006, and the first stage started in January 2011, and has recently been fully implemented.

Likewise, and within the scope of the Company’s commitments towards safety and the environment, in October, 2010, we developed a Seminar called “Management of Emergencies in the Oil and Gas Industry” organized by the Company together with ARPEL (Regional Association of Petroleum and Natural Gas Companies in Latin America and the Caribbean) at our headquarters. This seminar arises from the need to keep continuously updated in terms of prevention mechanisms and actions to face emergencies, which is reinforced after the incident that affected the Gulf of Mexico, involving one of the biggest companies in the oil and gas industry worldwide, which signaled a turning point for prevention activities. During the seminar, we discussed the global impact of these incidents and analyzed the issue of joint prevention of emergencies in our industry.

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According to the Financial Statements of the Company as of December 31, 2010, the balance of unappropriated retained earnings as of that date was Ps.4.610 million, including the income for the year 2010. Additionally, after the payment of dividends approved by the Board of Directors’ meeting dated April 14 and November 5, 2010, there is a remaining balance as reserve for future dividends of Ps.596 million. Legal regulations in force establish that at least 5% of the earnings of each fiscal year is to be assigned to the Legal Reserve until it reaches an amount equivalent to 20% of the capital (art. 70, Law 19550); such threshold was surpassed during the fiscal year ended December 31, 2009. Consequently the Company intends: a) to classify as ‘unappropriated retained earnings’ the amount of Ps.596 million corresponding to the balance of the reserve for future dividends that was not used; b) to compensate against ‘adjustment to contributions’ the effect corresponding to the deferred tax liabilities for an amount of Ps.1,180 million resulting from the application of the inflation adjustment, recorded as ‘unappropriated retained earnings’ during the fiscal year ended December 31, 2010, all of which complied with Resolution 576/2010; c) to transfer to ‘unappropriated retained earnings’ an amount of Ps.236 million corresponding to the surplus of the Legal Reserve after compensating the amount mentioned in point b) above; d) to constitute a reserve for future dividends for the sum of Ps.6,622 million, authorizing the Board of Directors to set the timing for its distribution until the next ordinary shareholders’ meeting, keeping in mind financial conditions and availability of funds as well as operating results, investments and other relevant aspects to the development of the Company or its application according to the provisions foreseen in the second paragraph of Section 224 of the Corporation Law.

Among other purposes, the present Annual Report, Management’s Discussion and Analysis is intended to comply with the disclosure required by the Corporation Law (Section 66 of Law No 19550).

THE BOARD OF DIRECTORS

Buenos Aires, March 2, 2011

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EXHIBIT I

YPF S.A.

Report on 2010 Corporate Governance Code

National Securities Commission General Resolution No. 516/07

I.	Introduction

The Report herein on Corporate Governance Code (the ‘Report’) is issued in compliance with the provisions of National Securities Commission (CNV) General Resolution No. 516 (the ‘Resolution’) and in this sense, discloses the implementation status of the recommendations set out therein.

YPF believes in the importance of companies having a corporate governance system to guide the structure and performance of their bodies in the interest of the company and its shareholders. YPF pillars of the corporate governance system, gathered mainly in the Bylaws, Board Regulations, the Disclosure Committee Regulations, YPF Employee Ethics and Conduct Regulations and YPF Internal Conduct Regulations in the context of securities markets, are transparency, shareholders participation, best performance of the Board and the external auditors’ independence.

These regulations and standards, together with other documents and instruments, highlight the firm commitment that the Company has made for good corporate governance, transparency and social responsibility.

II.	Company Background

YPF S.A. is a stock company incorporated under the laws of the Argentine Republic, established in Macacha Güemes 515, Ciudad Autónoma de Buenos Aires, Argentina. Our Bylaws were approved by National Executive Decree No. 1106 of May 31, 1993, elevated to public deed No. 175 of June 15, 1993 in the National Government General Notary on page 801 of the National Protocol, and registered at the Superintendence of Corporations (“Inspección General de Justicia”) on the same date, i.e June 15, 1993, under number 5109 of the 113th Company book, volume ‘A’ of Corporations. Our term of duration is 100 years from the registration of the Bylaws with the Superintendence of Corporations.

III. Code of Corporate Governance Contents

Below are reports on the status of implementation of each of the points listed in Exhibit I to the Resolution for the purpose of better identification of each item.

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• SCOPE OF THE CODE.

1.	Relation issuer – Economic Group.

For significant transactions with related parties, the Company follows the procedure set forth in Section 73 of Law 17.811, as amended by Decree 677/01 on Public Offering Transparency Regime. Under those rules, before the Company holds acts or signs contracts that involve a ‘significant amount’ with one or more related parties, prior to the approval of the Board, the approval of the Audit Committee or of two independent auditing firms must be obtained. It must be stated that the terms of the transaction are consistent with those that could have been obtained in an operation in normal conditions and usual market conditions (arm’s length).

For the purpose of Section 73 referred to above, and amended by Decree No. 1.020/03, ‘relevant amount’ means an amount exceeding 1% of shareholders’ equity of the issuing company as measured by the last approved financial statement, provided that such amount exceeds the amount of Ps.300,000. For the purpose of the Regime of Transparency, ‘related party’ means: (i) the directors, members of the supervisory board and managers, (ii) natural or legal persons having the control, or holding a significant stake in the company or its controlling shareholder (at least 35% of its capital stock, or a lesser amount when they are entitled to appoint one or more directors, or have other agreements related to the management of the company or its controlling shareholder), (iii) any other company which is under common control, (iv) the first-degree relatives of the persons mentioned in paragraphs (i) to (iv) above, holding, directly or indirectly, significant stakes.

The acts or contracts referred to above, immediately after being approved by the Board, should be reported to the CNV, with express reference to the existence of opinion from the Audit Committee or, where appropriate, of the independent auditing firms. Also, as from the business day immediately following the day on which the transaction is approved by the Board, reports from the Audit Committee or the independent auditing firms will be available to shareholders at the registered office.

If the Audit Committee or the two independent auditing firms judge that the contract is not a proper operation in standard and usual market conditions, prior approval must be obtained at the Shareholders Meeting.

The Company has reported transactions with related parties in previous years in accordance with the regulation referenced above.

Additionally, in the corresponding Note 7 to the quarterly and annual financial statements, all transactions with related companies are reported, in accordance with current accounting standards.

2.	Inclusion in the Company’s Bylaws

YPF Bylaws include all provisions required by the laws currently in force.

In addition, the Company carries out policies and procedures to ensure its officers and employees duty of loyalty and diligence as described throughout the report herein. Accordingly, the Board of the Company does not consider it necessary to amend the text of the Bylaws.

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• FROM THE BOARD IN GENERAL

3.	Responsible for the Company Strategy

The Board assumes management of the Company in a diligent and prudent way, in accordance with good business practice under the Argentine Corporations Law (LSC). As such, it approves general policies and strategies according to different moments in the life of the Company.

a)	The strategic or business plan as well as the management objectives and annual budget, and b) The Investment and funding policy.

In particular, the Board approves the strategic or business plan as well as management objectives and annual budgets, for which it analyzes investment and financial policies when considering and approving the Annual Budget, taking into account the circumstances of the period concerned.

c)	Corporate Governance Policy.

The basic pillars of the system of corporate or company governance have been listed in the introduction to the report herein.

In line with the practices of good corporate governance, the Board adopted the measures for their effective implementation. In this respect, it has adopted and implemented a Rule of Ethics and Conduct applicable to the Board and all employees, in order to establish general guidelines that should govern the conduct of the Company and all its employees in compliance with their positions and commercial and professional relations, acting in accordance with the laws of each country and respecting the principles and ethical values of their corresponding cultures. Any amendment to the Rule of Ethics and Conduct, as any waiver or exception to the enforcement of its provisions, must be approved by the Board.

Also as part of corporate governance policies, the Board has adopted and implemented a Regulation of conduct in the context of the Securities Market to define the principles and framework for action within the context of the Securities Market for the board and all YPF staff to whom it concerns. In this regard, said regulation also incorporates the best practices in order to help promote transparency and smooth operation of the markets and protect the legitimate interests of the investment community.

d)	Policy on Corporate Social Responsibility.

Since 2007, the Company has been implementing a Plan of Corporate Social Responsibility, being the plan corresponding to the period 2010-2012 currently in force.

The main objective of this plan is to create permanently coordinated action of the Company in the field of corporate responsibility. YPF believes that responsible behavior creates value for the Company, specifically resulting in reduced risks, identification of new opportunities, increased confidence and attractiveness of the Company; it strengthens its intangible assets and contributes to a better community.

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The plan comprises 61 actions created to conduct the business of the Company according to ethics, with respect for human rights and diminishing our environmental footprint. The aforementioned actions are included in 9 programs related to: i) ethical behavior and the fight against corruption; ii) promoting and respecting human rights; iii) commitment to our people, iv) increased security; v) community integration; vi) sustainable energy and climate change; vii) control and minimization of environmental impact; viii) influence to our suppliers, contractors, subcontractors, suppliers, partners and customers, incorporating them in the sustainable value chain and ix) social and environmental performance.

e)	Policies on risk control and management and any other polices intended to regulate the monitoring of internal information and control systems.

The Board implements its policies of risk control and management through its Audit Committee and Internal Audit Department.

Additionally, the corporate responsibility plan referred to in the preceding paragraph considers a plan for monitoring and control, which is crucial to assess the effectiveness of the implemented strategy and the degree of compliance with the proposed objectives.

f)	Development of continuous training programs for Directors and officers.

The Company is constantly developing continuous training programs for its executives in general, who participate in programs according to their respective roles within the Company.

Also, as mentioned in item 11 below, training is conducted annually for Directors who are members of the Audit Committee. The Action Plan of this Committee includes specific activities for its members.

4.	Management control, and 5. Information and Internal Control. Risk Management.

The Board of Directors verifies the implementation of the Company’s strategies and policies, compliance with the annual budget and operating plan, and control of management performance.

The Board also has policies on risk control and management, which are regularly updated in accordance with best practices in the field.

In addition, policies aimed at carrying out periodic supervision of internal information and control systems have been defined.

In connection with the internal control system, YPF has developed various roles and responsibilities, which together help to ensure an adequate compliance with the laws and regulations, the reliability of financial reporting and the efficiency and effectiveness of operations. The interrelation of the functions of the Corporate Audit Department (including operational audit procedures, management, compliance of procedures and information security, and evaluation tests on the performance of financial reporting controls), the Administration and Tax area (which also monitors the reliability of information received through the financial reporting system, controls its levels of access, maintains and reviews the compliance with security procedures on information systems and levels of approval for

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financial and economic operations and, homogeneously sets procedures and administrative and accounting policies applicable to the Company); and operating Units, acting in coordination and supported by an integrated information system such as SAP, comprise the system of internal control.

In fulfilling its basic function which is to support the Board in its control and supervision duties, the Audit Committee periodically reviews our economic and financial information and supervises financial internal control systems and the independence of external auditors.

With the support of the Administration and Tax Director and considering the work done by our external and internal auditors, the Audit Committee reviews the annual and quarterly consolidated statements before they are submitted to the Board.

Since our shares are traded on the New York Stock Exchange (NYSE) under U.S. law, we must prepare an annual financial report on Form 20-F, which must be filed with the Securities and Exchange Commission (SEC). The Audit Committee reviews the report before its filed with the SEC.

In order to monitor internal financial control systems and ensure they are adequate, appropriate and efficient, the Audit Committee monitors the progress of the annual audit to identify our critical risks. During each fiscal year, the Audit Committee receives information from our internal audit department on the relevant facts and recommendations arising from their work and the status of recommendations issued in previous years.

We have aligned the system of internal control for financial reporting, following the criteria established in ‘Internal Control Framework’ issued by the COSO committee (Committee of Sponsoring Organizations of the Treadway Commission), with the requirements established by Section 404 of the Sarbanes - Oxley Act of the United States, a process that is supervised by the Audit Committee. These regulations require the submission, together with the annual audit, of a report from the Company Management with respect to the design and maintenance and a periodic assessment of internal control systems for the financial disclosure filing together with a report of our external auditor. Several of our departments deal with this activity, including the internal audit department. Our external auditor reported to the Audit Committee meeting of March 1, 2011 on the revisions made to that date to a system of internal controls for financial reporting as of December 31, 2010.

The Audit Committee maintains a close relationship with external auditors, allowing them to carry out a detailed analysis of the relevant aspects of the audit of financial statements and have detailed information on the planning and progress of work.

Additionally, the Audit Committee evaluates the services provided by our external auditors, determines whether they comply with the condition of their independence in accordance with applicable laws, and monitors their performance to ensure it is satisfactory.

In accordance with the applicable rules on audit committees, the Audit Committee’s task, among others, is to oversee the implementation of policies regarding risk management of the Company, for which it performs the following actions in accordance with the Annual

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Action Plan: (i) supervise with the External Auditor the methodology to identify risks that should affect the information and assets of the Company and (ii) monitor with the Internal Auditor the methodology to identify and assess criticality of auditable units according to the processes involved.

6.	Audit Committee

The Audit Committee provided for in Section 15 of the Transparency Rules of the Public Offering of Decree 677/01 and CNV General Resolutions Nos. 400/02 and 402/02 was created on May 6, 2004 and is in permanent activity, as has been described in the preceding paragraph. It is currently made up of five regular members and one alternate member. All regular members are independent directors.

The members of the Audit Committee may be proposed by any member of the Board.

The primary function of the Audit Committee is to provide support to the Board in its supervisory duties, through regular review of the process of economic and financial disclosure, its internal controls and external Auditor’s independence.

The powers and responsibilities of the Audit Committee under Section 15 of the Transparency Rules of the Public Offering of Decree 677/01 and CNV General Resolution Nos. 400/02 and 402/02, and all those powers and duties established in the future, especially those set by the Board of Directors.

The main powers and duties include:

a)	Comment on the proposal of the Board for the appointment of external auditors to be hired by the Company and ensure their independence.

b)	Supervise the operation of the internal control system and administrative accounting system and its reliability and all financial information, hydrocarbon reserves or other relevant facts to be submitted to the National Securities Commission and self-regulated entities in compliance with applicable disclosure system or other regulatory agencies.

c)	Supervise the implementation of disclosure policies on the Company risk management.

d)	Provide full disclosure on market operations in which there should be conflict of interest with members of corporate bodies or controlling shareholders.

e)	Comment on the rationality of fees and stock option plans for directors and officers of the Company suggested by the board of administration.

f)	Comment on compliance with legal requirements and the rationality of the conditions for issuance of shares or convertible bonds, in case of capital increase with exclusion of, or limitation to, first right of refusal.

g)	Verify compliance with applicable regulations, at national or international level, in matters related to conduct on the securities markets.

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h)	Ensure that the internal Codes of Ethics and Conduct before the stock markets, applicable to staff of the Company and its subsidiaries, meet regulatory requirements and are suitable for the Company.

i)	Give well founded opinion on transactions with related parties in those cases established by Decree 677/01. Give well founded opinion and communicate it to self-regulatory bodies as determined by the National Securities Commission in case there should be or might be an alleged conflict of interest in the Company.

j)	The directors, members of the supervisory body, managers and external auditors are obligated, upon request from the Audit Committee, to attend its meetings and provide assistance and access to the information available.

k)	The Audit Committee shall have access to all information and documentation it deems necessary for the fulfillment of its obligations.

l)	It should also review the plans of the internal and external auditors and assess their performance, and issue an opinion upon presentation and publication of annual financial statements.

m)	Issue a report for publication, with the frequency to be determined, but at least upon presentation and publication of annual financial statements. This report must account for the treatment given to matters within its jurisdiction, during the fiscal year by virtue of Section 15 Transparency Regime of the Public Offering of Decree No. 677/01.

n)	Make public, in the periods specified in these Rules, or immediately after produced in the absence of such specification, the opinions mentioned in subparagraphs a), d), e), f) and h) of Section 15 of the Transparency Rules of Public Offering of Decree No. 677/01.

o)	Within sixty (60) calendar days after starting the fiscal year, submit the action plan under Section 15 of the Transparency Rules of the Public Offering of Decree No. 677/01 to the board and the issuer supervisory board.

p)	In the case set out in paragraph h) of Section 15 of the Transparency Rules of the Public Offering of Decree No. 677/01 with respect to transactions with related parties habitually engaged in, a generic opinion may be issued, but limited to a period of time which will not exceed one (1) year or the starting of a new fiscal year or other predetermined economic condition.

q)	Comply with all the resulting obligations imposed by the Bylaws as well as laws and regulations applicable to the issuer by its position as such or by the business carried out. In particular, it must strictly comply with the Sarbanes Oxley Act from the United Financial States of America, as it should be applicable to the company on account of its listing of securities on the New York Stock Exchange.

7.	Number of Board members.

YPF currently has seventeen (17) regular directors, five of whom (5) are of independent status, and thirteen (13) alternate directors. This number of directors is considered

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adequate and proportionate to the scope of the Company and their appointment was made within the limitations established in the Bylaws.

It should be noted that according to our Bylaws, the Argentine National State, only holders of Class A shares are entitled to elect a regular director and an alternate director.

The Board has a number of committees necessary to carry out its mission effectively and efficiently, to ensure greater efficiency and transparency in developing its functions, such as the:

a)	Executive Committee. The Board appoints the Executive Committee members from among Board members. It consists of up to six members, in addition to the Executive Vice Chairman chairing the Committee. It is currently composed of four members. It holds meetings to make decisions that require their participation in case the Board should not be able to meet.

b)	Audit Committee. The Audit Committee is the committee provided for by Decree 677 of 2001 and the CNV General Resolutions Nos. 400 and 402 of 2002, which has already been referred to.

c)	Transparency Committee. The Transparency Committee is an internal committee, also known as the ‘Disclosure Committee’ in the terminology of the Securities and Exchange Commission (‘SEC’), established by the Board in the context of promoting and reinforcing the Company’s policy that disclosures, to its shareholders, to the markets where its shares are listed and to the regulating entities of these markets, should be accurate and complete, should properly represent its financial situation and the results of operations and should be communicated in compliance with the terms and other requirements of the rules and general principles regarding markets operation and good governance the Company has assumed. This is a measure recommended by the SEC under the Sarbanes Oxley Act.

The Company Committee is made up of Executive Directors, some of whom are also members of our Board. They are the Chief Executive Officer (CEO), the General Director Repsol Argentina, the Assistant Director to the CEO, the Chief Operating Officer (COO), the Assistant Director to the COO, the Financial and Economic Director, the General Counsel, the Upstream Executive Director, the Commercial Executive Director, the Downstream Executive Director, the Director of Industrial Subsidiaries, the Director of Management Control, Director of Administration and Tax, the Director of Communication, the Director of Human Resources, Media Director, the Director of Internal Audit, the Director of Reserves Control and the Director of Institutional Affairs.

The Company has deemed it appropriate to create a Steering Committee, which is an internal committee composed of the Chief Executive Officer and Chief Operating Officer and managers of the key corporate and business areas jointly appointed by both. The main function of this committee is to support the CEO and COO in the administration and management of the Company’s ordinary business.

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8.	Board Integration.

The appointment of Board members is the exclusive power of the Shareholders Meeting. Consequently, the Board did not consider it necessary, in 2010, to adopt a policy aimed at including former executives in the board of administration.

9.	Membership to different organizations.

The Company Board of Directors does not consider it inconvenient for directors and statutory auditors to perform the same function in other companies, insofar as this does not affect compliance with responsibilities inherent to their positions in the Company bodies.

Likewise, the Board believes that the experience provided by its members is extremely positive for the management of the Company. In this regard, shareholders seek that the appointment of Board members is bestowed on individuals of recognized local, national and international solvency, know-how and expertise from the most varied corporate fields.

10.	Evaluation on Board Performance.

The evaluation of the performance of the Board of Directors is exclusive function of the Ordinary Shareholders Meeting in accordance with the provisions of the Company Bylaws and Corporations Act. Therefore, the Board considers that the evaluation of its own management is implied in the Company management evaluation and the results for the corresponding fiscal year.

Furthermore, all resolutions of the Board are reflected in the minutes book of that body and account for their administration and management performance.

The Board deems this practice appropriate.

The Audit Committee conducts an annual self-assessment of its performance, whose result is submitted to the Board for consideration.

11.	Directors Training and Development.

Currently the Company executives participate in programs and training activities according to the needs in each position and/or function they are involved in.

Directors who are members of the Audit Committee receive annual training. The Committee Action Plan includes specific activities for its members.

In addition, executives of the Company actively take part in interdisciplinary meetings within the Company in which they address different issues relating to the economy, politics, regulation and other current issues as well as various activities in the Chambers and professional boards they belong to.

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• DIRECTORS INDEPENDENCE

12.	Independent Directors.

YPF currently has five (5) regular directors who are independent. The Board believes that this number is adequate for the purpose of meeting the independence criteria set forth under the CNV Rules.

The Board understands it is sufficient that those who propose the appointment of directors should indicate the condition of independence of the nominees in accordance with specific provisions in the CNV Rules on the subject, and that it is not necessary to express an additional reason.

13.	Appointment of Management Officers.

YPF top executives are appointed by resolution of the Board taking into consideration their professional and technical background. Upon appointment, the Company complies with the notification to the CNV and investors in accordance with the provisions of the CNV Rules.

14.	Independent Directors ratio.

The Shareholders Meeting follows the policy to determine the ratio of independent directors required by Decree 677/01 on the Regime of Transparency in Public Offering.

The Board regards this power as corresponding to the Shareholders Meeting pursuant to the provisions of the Argentine Corporations Law.

15.	Independent Directors Meeting.

According to the provisions of the Corporations Act it is appropriate for meetings of independent directors to be exclusively restricted to those the members of the Audit Committee are supposed to have insofar as they qualify as independent members.

• SHAREHOLDERS RELATIONS

16.	Disclosure to Shareholders.

The Company Board of Directors complies with regular disclosure regimes defined by the CNV, the BCBA and the SEC regulations.

Since the relevant information of the Company is publicly available on the website of the CNV, because of appropriate communication channels to meet the requirements of shareholders, and given the current composition of the Company shareholders, it has not been considered necessary to promote regular information meetings with shareholders other than General Meetings.

17.	Assistance to concerns and inquiries from Shareholders.

The Company has an information office for shareholders to address their questions and concerns, which is under the officer in charge of Market Relations, appointed pursuant to the CNV Rules.

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18.	Participation of Minority Shareholders in Meetings.

The Company complies with the publications required under current rules, under which the calls are published in Argentina’s Official Bulletin, on Buenos Aires Stock Exchange, in the CNV Financial Information Highway and in a newspaper of wide circulation, so the call for the Shareholders meeting becomes widely spread. In 2010, due to the current composition of the Company shareholders, it was not considered necessary to take other special measures designed to promote attendance and participation of minority shareholders in meetings.

19.	Control Market.

YPF currently foresees a system of public offer acquisition in its Bylaws, with specific provisions regulating requirements and guidelines to be followed in those cases, which the Bylaws consider a ‘Control Acquisition’, in order to protect all shareholders.

The Company does not adhere to the Optional Statutory Regime of Public Offering of Compulsory Acquisition under Section 24 of Decree 677/2001.

20.	Dividend Policy.

As provided in the Argentine Corporations Law (LSC), the setting of a dividend policy is a subject that concerns the Shareholders Meeting; the Board only proposes payment in accordance with the powers bestowed upon itself in the Company Bylaws and the Argentine Corporations Law.

Additionally, it is reported that major shareholders of the Company have made public their agreements upon a dividend policy leading to promoting a course of action which contributes to the positioning of the Company shares as potentially attractive for their payout.

• COMMUNITY RELATIONS

21.	Internet Communication.

The Company has its own free access Web site, which, is up to date, user friendly, sufficient and diversified; it provides information and it can collect users’ concerns.

The site is: www.ypf.com

22.	Site Requirements.

The information transmitted by electronic means meets the highest standards of confidentiality and integrity and fosters the preservation and recording of information.

• COMMITTEES

23.	Chairing of the Committee by an Independent Director.

The Chairman of the Audit Committee is appointed by the Board of the Company. While it is not a legal requirement to have at all times an independent member chairing the Audit

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Committee, in the case of YPF, currently the five regular members of the Committee are of independent status.

24.	Rotation of Statutory Auditors and/or external auditors.

The Company applies the regulations in force regarding the CNV Quality Control of External Audits and the SEC regulations regarding the independence of external auditors (Release No. 33-8183), under which audit firms should rotate their partners. Given that SEC rules are more stringent in relation to the rotation period, the Company and its external auditors follow the latter. In this regard, the maximum period in which the lead partner that offers the service of external audit of the Company may conduct such audit assignments in an entity registered with the SEC, should not exceed five (5) years running. After this period, the partner may not rejoin the entity audit team for a period of five years. During that period the partner shall not participate in the audit of the entity.

In connection with the rotation of audit signatures, the Board has noted that such practice is discouraged in general.

Notwithstanding the foregoing, the Audit Committee annually assesses the adequacy, independence and performance of the external auditor and audit team members.

The Company has no specific policy on rotation of the members of the Supervisory Committee.

The Board considers it unnecessary to rotate the members of the Supervisory Committee.

25.	Double nature of Statutory Auditor and Auditor.

The Supervisory Committee members do not perform the external audit nor belong to the firm Deloitte & Co. SRL which currently provides external audit services to the Company.

26.	Compensation Systems. 27. Nominating Committee and Corporate Governance. 28. Policy of non-discrimination in the integration of the Board.

The Board is directly responsible for appointing the first level and the organizational management of the Company.

Moreover, the board members’ compensation is fixed by the Shareholders Meeting in accordance with the economic and financial results for the year under consideration and pursuant to objective legal standards and brackets fixed by Section 261 of the LSC and Chapter III of the Rules of CNV. The Company complies with the disclosure on directors’ compensation provided for in the CNV Rules referred to.

As regards non-discrimination policies, the Code of Ethics and Conduct of YPF provide that professional growth of each employee is closely linked to the overall development of each individual. For this reason, it promotes the training of their employees by promoting an environment in which equal employment opportunities reach each and every one of its members and ensuring non-discrimination. Promotion is based on merit, ability and performance of professional duties. Such Regulation also provides that employees of the Company shall be treated with respect, promoting a comfortable, healthy and safe work

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environment by refraining from using any offensive conduct or involving some form of discrimination based on race, religious beliefs, political or trade union, nationality, language, sex, marital status, age or disability.

*******************

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Item 2.

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND COMPARATIVE INFORMATION

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English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission ("CNV"), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 34 BEGINNING ON JANUARY 1, 2010

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND COMPARATIVE INFORMATION

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components, generation of electric power from hydrocarbons, rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of December 31, 2010

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing
(Note 4 to primary financial statements)

– Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

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Schedule I 1 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2010 AND COMPARATIVE INFORMATION

(amounts expressed in million of Argentine pesos – Note 1.a to the primary financial statements)

	2010	2009	2008

Current Assets
Cash	570	669	391
Investments (Note 2.a)	1,957	1,476	825
Trade receivables (Note 2.b)	3,322	2,831	2,702
Other receivables (Note 2.c)	3,089	2,490	1,861
Inventories (Note 2.d)	3,865	3,066	3,449

Total current assets	12,803	10,532	9,228

Noncurrent Assets
Trade receivables (Note 2.b)	28	22	24
Other receivables (Note 2.c)	1,587	527	391
Investments (Note 2.a)	594	661	741
Fixed assets (Note 2.e)	31,567	27,993	28,028
Intangible assets	10	12	6

Total noncurrent assets	33,786	29,215	29,190

Total assets	46,589	39,747	38,418

Current Liabilities
Accounts payable (Note 2.f)	7,639	5,863	6,763
Loans (Note 2.g)	6,176	4,679	3,219
Salaries and social security	421	298	284
Taxes payable	2,571	1,437	1,132
Contingencies	295	341	588

Total current liabilities	17,102	12,618	11,986

Noncurrent Liabilities
Accounts payable (Note 2.f)	5,616	4,391	3,473
Loans (Note 2.g)	1,613	2,140	1,260
Salaries and social security	168	110	116
Taxes payable	523	828	753
Contingencies	2,527	1,959	1,857

Total noncurrent liabilities	10,447	9,428	7,459

Total liabilities	27,549	22,046	19,445
Shareholder’s Equity	19,040	17,701	18,973

Total liabilities and shareholder’s equity	46,589	39,747	38,418

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

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Schedule I
2 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2010 AND COMPARATIVE INFORMATION

(amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.a to the primary financial statements)

	2010	2009	2008

Net sales	44,162	34,320	34,875
Cost of sales	(29,899)	(23,177)	(24,013)

Gross profit	14,263	11,143	10,862
Selling expenses (Exhibit H)	(3,015)	(2,490)	(2,460)
Administrative expenses (Exhibit H)	(1,429)	(1,102)	(1,053)
Exploration expenses (Exhibit H)	(344)	(552)	(684)

Operating income	9.475	6,999	6,665
Income (loss) on long-term investments	79	(9)	97
Other (expense) income, net (Note 2.i)	(155)	159	(376)
Financial income (expense), net and holding gains (losses):
Gains (losses) on assets
Interests	118	109	134
Exchange differences	202	182	416
Holding gains (losses) on inventories	676	(11)	476
Losses on liabilities
Interests	(931)	(958)	(492)
Exchange differences	(444)	(564)	(708)

Net income before income tax	9,020	5,907	6,212
Income tax	(3,230)	(2,218)	(2,311)

Net income	5,790	3,689	3,901

Earnings per share	14.72	9.38	9.92

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

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Schedule I 3 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2010 AND COMPARATIVE INFORMATION

(amounts expressed in million of Argentine pesos – Note 1.a to the primary financial statements)

	2010		2009		2008

Cash Flows from Operating Activities
Net income	5,790		3,689		3,901
Adjustments to reconcile net income to net cash flows provided by operating activities:
(Loss) income on long-term investments	(79)		9		(97)
Depreciation of fixed assets	5,273		4,832		4,775
Consumption of materials and fixed assets retired, net of allowances	572		645		647
Increase in allowances for fixed assets	72		1		2
Income tax	3,230		2,218		2,311
Increase in accruals	1,310		1,062		862
Changes in assets and liabilities:
Trade receivables	(407)		(21)		704
Other receivables	(1,575)		(725)		2,401
Inventories	(799)		383		(876)
Accounts payable	1,809		(461)		1,486
Salaries and social security	181		43		(21)
Taxes payable	(259)		(762)		(507)
Net advances from crude oil purchasers	—		—		(10)
Decrease in reserves	(788)		(1,207)		(736)
Interests, exchange differences and others	498		746		1,052
Dividends from long-term investments	40		38		51
Income tax payments	(2,142)		(1,076)		(2,387)

Net cash flows provided by operating activities	12,726(1)		9,414(1)		13,558(1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(8,729	)(2)	(5,636	)(2)	(7,035	)(2)
Stock redemption in long-term investments	—		3		—
Investments (non cash and equivalents)	105		30		(8)

Net cash flows used in investing activities	(8,624)		(5,603)		(7,043)

Cash flows used in Financing Activities
Payments of loans	(13,454)		(13,870)		(5,400)
Proceeds from loans	14,178		15,886		8,540
Dividends paid	(4,444)		(4,897)		(9,287)

Net cash flows used in financing activities	(3,720)		(2,881)		(6,147)

Increase in Cash and Equivalents	382		930		368

Cash and equivalents at the beginning of year	2,145		1,215		847
Cash and equivalents at the end of year	2,527		2,145		1,215

Increase in Cash and Equivalents	382		930		368

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (344), (372) and (155) corresponding to interest payments for the years ended December 31, 2010, 2009 and 2008, respectively.
(2)	Includes 146, 529 and 111 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén (Note 9.c to the primary financial statements) for the years ended December 31, 2010, 2009 and 2008, respectively.

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

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Schedule I

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2010 AND COMPARATIVE INFORMATION

(amounts expressed in million of Argentine pesos – Note 1.a to the primary financial statements, except where otherwise indicated)

1.	CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to General Resolution No. 368 from the Argentine Securities Commission (“CNV”), YPF Sociedad Anónima (the “Company” or “YPF”) discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements. Consolidated financial statements are supplemental and should be read in conjunction with the primary financial statements.

a)	Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), YPF has consolidated its balance sheets and the related statements of income and cash flows as follows:

–	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, costs and expenses, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments and minority interest, if applicable.

–	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of YPF’s proportionate share in their assets, liabilities, net revenues, costs and expenses, considering the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the primary financial statements.

b)	Financial statements used for consolidation:

The consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies, which could have produced changes to their shareholders’ equity.

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c)	Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF’s primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Salaries and Social Security – Benefit Plans

YPF Holdings Inc., which has operations in the United States of America, has certain defined-benefit plans and postretirement and postemployment benefits.

In March 2008, YPF Holdings Inc. acquired certain contracts from Prudential Insurance Company (“Prudential”) to settle the liability associated with two defined-benefit plans, paying a premium amount of US$ 115 million. Prudential assumed the liabilities under these pension plans as of March 20, 2008.

The funding policy related to the defined-benefit plans as of December 31, 2010, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the postretirement and postemployment benefits, and consequently, payments related to them are funded as claims are notified.

During the year 2008, YPF Holdings Inc. curtailed postretirement health care benefits to certain retiree, some of which were reincorporated to the plan during 2010. The effect on net income of the curtailment and the mentioned reincorporation, has not been material.

The plans mentioned above are valued at net present value, are accrued on the years of active service of employees and are disclosed as non-current liabilities in the “Salaries and social security” account. Actuarial losses and gains related to the changes in actuarial assumptions are disclosed in the “Other (expense) income, net” account of the statement of income.

The additional disclosures related to the pension plans and other postretirement and postemployment benefits, are included in Note 2.h.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities performed by controlled companies, are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current year. Anticipated losses on contracts in progress are expensed as soon as they become evident.

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2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet as of December 31, 2010 and Comparative Information

a)	Investments:

	2010				2009				2008

	Current		Noncurrent		Current		Noncurrent		Current		Noncurrent

Short-term investments	1,957	(1)	45	(3)	1,476	(1)	150	(3)	825	(1)	179	(3)
Long-term investments	—		628	(2)	—		636	(2)	—		783	(2)
Allowance for reduction in value of holdings in long-term investments	—		(79	)(2)	—		(125	)(2)	—		(221	)(2)

	1,957		594		1,476		661		825		741

(1)	Includes 1,957, 1,476 and 824 as of December 31, 2010, 2009 and 2008, respectively, with an original maturity of less than three months.
(2)	In addition to those companies under significant influence and other companies detailed in Exhibit C to the primary financial statements, includes the interest in Gas Argentino S.A. (“GASA”). On May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009. Book value in this investment has been fully reserved.
(3)	Corresponds to restricted cash as of December 31, 2010, 2009 and 2008, which represents bank deposits used as guarantees given to government agencies.

b)	Trade receivables:

	2010		2009		2008

	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Accounts receivable	3,450	28	2,963	22	2,813	24
Related parties	339	—	281	—	306	—

	3,789	28	3,244	22	3,119	24
Allowance for doubtful trade receivables	(467)	—	(413)	—	(417)	—

	3,322	28	2,831	22	2,702	24

c)	Other receivables:

	2010				2009				2008

	Current		Noncurrent		Current		Noncurrent		Current		Noncurrent

Tax credits, export rebates and production incentives	1,882		814		1,403		16		749		19
Trade	178		—		105		—		217		—
Prepaid expenses	174		78		208		82		154		80
Concessions charges	17		27		17		38		17		50
Related parties	151	(1)	256	(1)	192	(1)	74	(1)	178	(1)	109	(1)
Loans to clients	26		70		30		69		29		79
Trust contributions – Obra Sur	13		115		—		119		—		—
Advances to suppliers	250		—		125		—		160		—
Collateral deposits	165		56		177		4		91		18
Advances and loans to employees	51		—		42		—		69		—
From joint ventures and other agreements	78		—		100		—		101		—
Miscellaneous	197		187		185		142		230		84

	3,182		1,603		2,584		544		1,995		439
Allowance for other doubtful accounts	(93)		—		(94)		—		(134)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(16)		—		(17)		—		(48)

	3,089		1,587		2,490		527		1,861		391

(1)	In addition to the balances with non-consolidated related parties detailed in Note 7 to the primary financial statements, mainly includes 257, 234 and 200 with Central Dock Sud S.A., as of December 31, 2010, 2009 and 2008, respectively, for loans granted that accrue an annual fixed interest rate of 4.97% in average.

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d)	Inventories:

	2010	2009	2008

Finished products	2,377	1,715	1,941
Crude oil and natural gas	1,061	989	1,110
Products in process	67	59	69
Raw materials, packaging materials and others	360	303	329

	3,865	3,066	3,449

e)	Fixed assets:	2010	2009	2008

	Net book value of fixed assets (Exhibit A)	31,669	28,033	28,073
	Allowance for unproductive exploratory drilling	(3)	(3)	(3)
	Allowance for obsolescence of material and equipment	(99)	(37)	(42)

		31,567	27,993	28,028

f)	Accounts payable:

	2010		2009		2008

	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Trade	6,170	34	4,576	40	4,841	45
Hydrocarbon wells abandonment obligations	243	5,228	238	4,016	547	3,130
Related parties	309	—	249	—	166	—
Investments in companies with negative shareholders´ equity	5	—	6	—	—	—
Extension of the Concessions – Province of Neuquén	—	—	142	—	483	—
From joint ventures and other agreements	409	—	358	—	334	—
Environmental liabilities	302	205	179	285	172	257
Miscellaneous	201	149	115	50	220	41

	7,639	5,616	5,863	4,391	6,763	3,473

g)	Loans:

			2010				2009		2008

	Interest rate(1)	Principal maturity	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent

Negotiable Obligations(2)	4.00 – 12.78%	2011 – 2028	361		626		6	547	364	224
Related parties	2.35 – 14.00%	2011 – 2012	458		97		912	380	94	1,036
Other financial debts	0.80 – 14.25%	2011 – 2012	5,357	(3)	890	(3)	3,761	1,213	2,761	—

			6,176	(4)	1,613	(4)	4,679	2,140	3,219	1,260

(1)	Annual interest rate as of December 31, 2010.
(2)	Disclosed net of 52, 38 and 548, corresponding to YPF outstanding Negotiable Obligations, repurchased through open market transactions as of December 31, 2010, 2009 and 2008, respectively.
(3)	Includes approximately 5,404 corresponding to loans agreed in U.S. dollars, 5,347 accrue fixed interest at rates between 0.80% and 4.80%, and 57 accrue variable interest of LIBO plus 5.25%.
(4)	As of December 31, 2010, 6,983 accrue fixed interest, 205 accrue variable interest of BADLAR plus 1.75%, 144 accrue variable interest of BADLAR plus 2.00%, 400 accrue variable interest of LIBO plus 2.00% and 57 accrue variable interest of LIBO plus 5.25%.

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h)	Benefit plans:

Defined – benefit obligations	2010	2009	2008

Net present value of obligations	130	93	117
Fair value of assets	—	—	—
Deferred actuarial losses	—	—	(1)

Recognized net liabilities	130	93	116

Changes in the fair value of the defined-benefit obligations	2010	2009	2008

Liabilities at the beginning of the year	93	117	472
Settlement of obligations – Prudential (Note 1.c)	—	—	(319)
Translation differences	4	14	16
Service cost	—	—	1
Interest cost	7	8	10
Actuarial losses (gains)	21	(33)	16
Benefits paid, settlements and amendments	5	(13)	(79)

Liabilities at the end of the year	130	93	117

Changes in the fair value of the plan assets	2010	2009	2008

Fair value of assets at the beginning of the year	—	—	247
Settlement of obligations – Prudential (Note 1.c)	—	—	(242)
Employer and employees contributions	13	13	19
Benefits paid and settlements	(13)	(13)	(24)

Fair value of assets at the end of the year	—	—	—

	(Expense) Income

Amounts recognized in the Statement of Income	2010	2009	2008

Service cost	—	—	(1)
Interest cost	(7)	(8)	(10)
Actuarial (losses) gains recognized in the year	(21)	33	—
(Losses) gains on settlements and amendments	(17)	—	29

Total recognized as other income (expense), net (Note 2.i)	(45)	25	18

Actuarial assumptions	2010	2009	2008

Discount rate	4.7%	5.5%	6.2%
Expected return on assets	N/A	N/A	N/A
Expected increase on salaries	N/A	N/A	N/A

Health care cost trend
For measurement purposes, an 8.4% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended December 31, 2010. The rate is assumed to decrease by 0.3 % each year until reaching 4.5% in 2024 and remain in that level thereafter.

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Consolidated Statement of Income as of December 31, 2010 and Comparative Information

		(Expense) Income

i)	Other (expense) income, net:	2010	2009	2008

	(Accrual) recovery for pending lawsuits and other claims	(138)	106	(104)
	Environmental remediation – YPF Holdings Inc.	(124)	(134)	(303)
	Insurance recovery	55	98	—
	Defined benefit pension plans and other postretirement benefits (Note 2.h)	(45)	25	18
	Miscellaneous	97	64	13

		(155)	159	(376)

3.	COMMITMENTS AND CONTINGENCIES IN RELATED COMPANIES

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of December 31, 2010, accruals for the environmental contingencies and other claims totaled approximately 586. YPF Holdings Inc.’s Management believes it has adequately accrued for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such accruals in the future. The most significant contingencies are described in the following paragraphs:

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Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has accrued approximately 58 as of December 31, 2010, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediments deposits. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains in a pending state, these studies were substantially completed in 2005.

In addition:

–	YPF Holdings Inc. has been conducting similar studies under their own auspices for several years.

–	The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities have agreed the allocations of costs associated with the RIFS, based on a number of considerations.

–	In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been hold, however, no agreement has been reached or is assured.

–	In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has notified other companies in relation to the contamination of the Newark Bay. Tierra proposed that, for phase III of the Newark Bay RIFS, the cost sharing be on a per capita basis. As of the date of issuance of these financial statements, the parties are considering the proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the phase III is approved, as well as the proposed distribution mentioned above. Additionally, Tierra, acting on behalf of Occidental, is performing a separated RIFS to characterize sediment contamination and evaluate remediation, if necessary, in certain portions of the Hackensack River, the Arthur Kill River and the Kill van Kull River.

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–	In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, alleging a contamination supposedly related to dioxin, DDT and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. The Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in September, 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February, 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and Tierra filed their responses. Resolution on these motions is still pending. DEP has not placed dollar amounts on all its claims, but it has (a) contended that a US$ 50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$ 118 million in past “cleanup and removal costs,” and is seeking an additional award between US$ 10 and US$ 20 million to fund a study to assess natural resource damages and, (c) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of costs and of other economic impacts. In October, 2010, a number of public third-party defendants filed a motion to sever and stay, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion. Third-party defendants have also brought motions to dismiss, which have been rejected in January 2011. Some of the mentioned third-parties appealed the decision, and during March and April hearings will be conducted to solve these appeals. The next step in the case will be the preparation of a Trial Plan, which will set a schedule to follow, since the production of evidence until the trial. As of the date of issuance of these financial statements, it is not possible to determine when the first of the trials will take place. Simultaneously, a mediator prepared a work plan for an alternative dispute resolution process to be presented to the parties during the first quarter of 2011, but this process failed when the parties could not reach a consensus.

–	In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the legal and technical defects of the draft FFS to EPA, as did other interested parties. In light of these comments, EPA decided to initiate his review and informed that a revised remedy proposal will be forthcoming during the first semester of 2012. Tierra will respond to any further EPA proposal as may be appropriate at that time.

–	In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay.

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The PRRP group has declined to do so at this time, citing concerns with matters such as the FFS being revised by EPA as described above. In January 2008, the NOAA sent a letter to YPF, YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible parties (“PRP”). Such letters have been responded, rejecting the designation as PRP. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement for one additional year, citing concerns arising from the Passaic River litigation.

–	In June 2008, the EPA, Occidental, and Tierra entered into an AOC, pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2011, encompasses the removal of 40,000 cubic yards of sediments and is expected to be completed at the beginning of 2012. The second phase involves the removal of approximately 160,000 cubic yards of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the AOC, the EPA has required the constitution of a trust fund of US$ 80 million for the performance of the removal work. YPF Holdings Inc. originally accrued US$ 80 million with respect to this matter. As of December 31, 2010, US$ 22 million has been funded (thereby reducing the accrual in a similar amount). An additional US$ 10 million must be contributed every six months, until the completion of the US$ 80 million. Notwithstanding, during 2010, letters of credit to provide financial assurance have been issued, in order to avoid the restriction of additional funds pursuant to the AOC. During the removal action, contaminants not produced by the former Diamond Alkali plant, such as PCBs and mercury, will necessarily be removed along with dioxin. Although having recognized the estimated costs related to all works mentioned above, YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of December 31, 2010, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of December 31, 2010, there are approximately 282 accrued, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, and the estimated costs related to the agreement, as well as certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently accrued.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore

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residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement for which Tierra will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Tierra has submitted work plans for additional sampling requested by the DEP and is presently awaiting DEP comments.

In March 2008, the DEP approved an interim response action work plan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. This Adjacent Property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The parties have responded and are awaiting discussion with the EPA as to the scope of activities. At this time, it is unknown if work beyond what was agreed to with the DEP will be required.

As of December 31, 2010, there are approximately 96 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts will need to be accrued.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has accrued a total of 59 as of December 31, 2010 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its accrual as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, the parties have reached an agreement with the Federal and State Natural Resources Trustees

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concerning natural resources damages, which could require future additional contributions. As of December 31, 2010, YPF Holdings Inc. has accrued 17 for its estimated share of future remediation activities associated with the Greens Bayou facility. Although the primary work was completed in 2009, some follow-up activities and operation and maintenance remain pending.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has accrued 6 as of December 31, 2010 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small. Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2010, YPF Holdings Inc. has accrued approximately 2 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2010, YPF Holdings Inc. has accrued 12 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current accruals for this matter. Maxus has paid approximately US$ 17 million to Occidental, and remains in discussions with Occidental regarding additional costs for US$ 0.2 million. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of

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claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgement includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of December 31, 2010 YPF Holdings Inc. has accrued approximately 1 in respect to these matters.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007. The court decision was appealed by Maxus. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. A new ruling was issued in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the costs incurred by one of the plaintiffs. Maxus is currently evaluating whether or not to appeal this decision. As of December 31, 2010, YPF Holdings Inc. has accrued 15 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. accruals legal contingences and environmental situations that are probable and can be reasonably estimated.

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its reporting structure into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administrative costs and assets, and construction activities.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total

Year ended December 31, 2010
Net sales to unrelated parties	4,611	34,209	2,445	999	—	42,264
Net sales to related parties	981	917	—	—	—	1,898
Net intersegment sales	17,428	1,668	1,871	358	(21,325)	—

Net sales	23,020	36,794	4,316	1,357	(21,325)	44,162

Operating income (loss)	6,210	3,313	874	(952)	30	9,475
Income on long-term investments	69	10	—	—	—	79
Depreciation	4,497	551	105	120	—	5,273
Acquisitions of fixed assets	6,790	1,826	712	149	—	9,477
Assets	26,245	14,043	2,779	4,624	(1,102)	46,589

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	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total

Year ended December 31, 2009
Net sales to unrelated parties	4,757	25,733	1,932	520	—	32,942
Net sales to related parties	751	627	—	—	—	1,378
Net intersegment sales	14,473	1,202	1,105	350	(17,130)	—

Net sales	19,981	27,562	3,037	870	(17,130)	34,320

Operating income (loss)	5,379	1,896	559	(820)	(15)	6,999
(Loss) income on long-term investments	(33)	24	—	—	—	(9)
Depreciation	4,073	527	121	111	—	4,832
Acquisitions of fixed assets	3,879	1,177	155	178	—	5,389
Assets	23,753	11,255	2,066	3,421	(748)	39,747
Year ended December 31, 2008
Net sales to unrelated parties	4,016	25,364	2,829	219	—	32,428
Net sales to related parties	939	1,508	—	—	—	2,447
Net intersegment sales	12,663	1,145	1,094	461	(15,363)	—

Net sales	17,618	28,017	3,923	680	(15,363)	34,875

Operating income (loss)	3,315	3,089	1,178	(815)	(102)	6,665
Income on long-term investments	77	20	—	—	—	97
Depreciation	4,111	467	119	78	—	4,775
Acquisitions of fixed assets	6,290	1,013	148	511	—	7,962
Assets	21,670	10,223	2,295	4,711	(481)	38,418

Export sales, net of withholdings taxes, for the years ended December 31, 2010, 2009 and 2008 were 5,678, 4,904 and 7,228, respectively. Export sales were mainly to the United States of America and Brazil.

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Schedule I Exhibit A

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2010 AND COMPARATIVE INFORMATION FIXED ASSETS EVOLUTION

(amounts expressed in million of Argentine pesos – Note 1.a to the primary financial statements)

	2010

	Cost

Main account	Amounts at beginning of year	Net translation effect(5)	Increases		Net decreases, reclassifications and transfers		Amounts at the end of year

Land and buildings	3,206	—	17		162		3,385
Mineral property, wells and related equipment	61,501	14	936		4,079		66,530
Refinery equipment and petrochemical plants	10,847	—	7		588		11,442
Transportation equipment	1,973	—	9		15		1,997
Materials and equipment in warehouse	814	—	1,572		(1,069)		1,317
Drilling and work in progress	3,640	—	6,553		(4,619)		5,574
Exploratory drilling in progress	119	—	266		(137)		248
Furniture, fixtures and installations	884	—	9		48		941
Selling equipment	1,485	—	—		47		1,532
Other property	652	—	108		262		1,022

Total 2010	85,121	14	9,477	(2)	(624	)(1)	93,988

Total 2009	80,364	54	5,389	(2)(6)	(686	)(1)	85,121

Total 2008	73,060	56	7,962	(2)(6)	(714	)(1)	80,364

	2010								2009		2008

	Depreciation

Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers		Depreciation rate	Increases	Accumulated at the end of year	Net book value		Net book value		Net book value

Land and buildings	1,219	(16)		2%	79	1,282	2,103		1,987		1,345
Mineral property, wells and related equipment	45,162	(5)		(4)	4,442	49,599	16,931	(3)	16,339	(3)	16,442	(3)
Refinery equipment and petrochemical plants	7,102	(1)		4 – 10%	513	7,614	3,828		3,745		3,651
Transportation equipment	1,433	(10)		4 – 5%	65	1,488	509		540		573
Materials and equipment in warehouse	—	—		—	—	—	1,317		814		827
Drilling and work in progress	—	—		—	—	—	5,574		3,640		4,339
Exploratory drilling in progress	—	—		—	—	—	248		119		116
Furniture, fixtures and installations	674	—		10%	87	761	180		210		161
Selling equipment	1,176	(2)		10%	62	1,236	296		309		341
Other property	322	(8)		10%	25	339	683		330		278

Total 2010	57,088	(42	)(1)		5,273	62,319	31,669

Total 2009	52,291	(35	)(1)		4,832	57,088			28,033

Total 2008	47,579	(63	)(1)		4,775	52,291					28,073

(1)	Includes 10, 6 and 4 of net book value charged to fixed assets allowances for years ended December 31, 2010, 2009 and 2008, respectively.
(2)	Includes 894, 176 and 444 corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2010, 2009 and 2008, respectively.
(3)	Includes 1,072, 1,196 and 1,260 of mineral property as of December 31, 2010, 2009 and 2008, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.
(6)	Includes 106 and 594 for the extension of certain exploitation concessions in the Province of Neuquén for the years ended December 31, 2009 and 2008, respectively (Note 9.c to the primary financial statements).

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Schedule I Exhibit H

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31, 2010 AND COMPARATIVE INFORMATION

EXPENSES INCURRED

(amounts expressed in million of Argentine pesos – Note 1.a to the primary financial statements)

	2010					2009	2008

	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total	Total

Salaries and social security taxes	1,710	442	293	67	2,512	1,827	1,592
Fees and compensation for services	222	431	57	8	718	587	638
Other personnel expenses	488	97	26	12	623	494	520
Taxes, charges and contributions	351	46	555	—	952	755	712
Royalties and easements	2,970	—	8	11	2,989	2,545	2,418
Insurance	150	7	20	—	177	200	159
Rental of real estate and equipment	487	4	80	—	571	531	466
Survey expenses	—	—	—	98	98	54	186
Depreciation of fixed assets	5,036	108	129	—	5,273	4,832	4,775
Industrial inputs, consumable materials and supplies	825	8	59	3	895	696	676
Operation services and other service contracts	2,228	70	172	—	2,470	1,981	1,244
Preservation, repair and maintenance	2,955	38	78	13	3,084	2,315	2,471
Contractual commitments	411	—	—	—	411	139	61
Unproductive exploratory drillings	—	—	—	112	112	356	351
Transportation, products and charges	1,037	4	1,346	—	2,387	2,045	2,144
Allowance (recovery) for doubtful trade receivables	—	—	24	—	24	(11)	(12)
Publicity and advertising expenses	—	98	94	—	192	165	179
Fuel, gas, energy and miscellaneous	1,521	76	74	20	1,691	1,565	1,483

Total 2010	20,391	1,429	3,015	344	25,179

Total 2009	16,932	1,102	2,490	552		21,076

Total 2008	15,866	1,053	2,460	684			20,063

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English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2010 AND COMPARATIVE INFORMATION

(amounts expressed in million of Argentine pesos – Note 1.a)

	2010	2009	2008

Current Assets
Cash	269	380	165
Investments (Note 3.a)	1,659	1,103	453
Trade receivables (Note 3.b)	2,880	2,639	2,600
Other receivables (Note 3.c)	2,624	1,906	1,482
Inventories (Note 3.d)	3,462	2,818	3,095

Total current assets	10,894	8,846	7,795

Noncurrent Assets
Trade receivables (Note 3.b)	18	22	24
Other receivables (Note 3.c)	1,319	426	789
Investments (Note 3.a)	2,378	2,267	2,222
Fixed assets (Note 3.e)	30,021	26,315	26,123

Total noncurrent assets	33,736	29,030	29,158

Total assets	44,630	37,876	36,953

Current Liabilities
Accounts payable (Note 3.f)	7,724	5,590	6,827
Loans (Note 3.g)	5,622	4,383	2,880
Salaries and social security	312	221	196
Taxes payable	2,227	1,135	985
Contingencies (Note 9.a and Exhibit E)	81	128	339

Total current liabilities	15,966	11,457	11,227

Noncurrent Liabilities
Accounts payable (Note 3.f)	5,573	4,371	3,447
Loans (Note 3.g)	1,537	2,043	1,260
Salaries and social security	28	12	—
Taxes payable	372	684	590
Contingencies (Note 9.a and Exhibit E)	2,114	1,608	1,456

Total noncurrent liabilities	9,624	8,718	6,753

Total liabilities	25,590	20,175	17,980
Shareholders’ Equity (per corresponding statements)	19,040	17,701	18,973

Total liabilities and shareholders’ equity	44,630	37,876	36,953

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

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English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2010 AND COMPARATIVE INFORMATION

(amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.a)
	2010	2009	2008

Net sales (Note 3.h)	40,500	31,346	32,136
Cost of sales (Exhibit F)	(27,379)	(21,205)	(22,476)

Gross profit	13,121	10,141	9,660
Selling expenses (Exhibit H)	(2,799)	(2,338)	(2,316)
Administrative expenses (Exhibit H)	(1,259)	(966)	(900)
Exploration expenses (Exhibit H)	(282)	(514)	(614)

Operating income	8,781	6,323	5,830
Income on long-term investments	286	322	248
Other income (expense), net (Note 3.i)	32	203	(62)
Financial income (expense), net and holding gains (losses):
Gains (losses) on assets
Interests	84	97	123
Exchange differences	174	146	373
Holding gains (losses) on inventories	635	(42)	530
Losses on liabilities
Interests	(896)	(919)	(456)
Exchange differences	(418)	(522)	(663)

Net income before income tax	8,678	5,608	5,923
Income tax (Note 3.j)	(2,888)	(1,919)	(2,022)

Net income	5,790	3,689	3,901

Earnings per share (Note 1.a)	14.72	9.38	9.92

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

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English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEAR ENDED DECEMBER 31, 2010 AND COMPARATIVE INFORMATION

(amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.a)

	Shareholders’ Contributions

	Subscribed capital	Adjustment to contributions	Issuance premiums	Total	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropri-ated retained earnings	Total shareholders’ equity

Balance as of December 31, 2007	3,933	7,281	640	11,854	2,020	(135)	4,584	7,737	26,060
Cumulative effect of changes (Note 1.b)	—	—	—	—	—	—	—	(1,644)	(1,644)

Restated balance as of December 31, 2007	3,933	7,281	640	11,854	2,020	(135)	4,584	6,093	24,416
As decided by the Board of Directors’ meeting of February 6, 2008:
- Cash dividends (10.76 per share)	—	—	—	—	—	—	(4,232)	—	(4,232)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 24, 2008:
- Cash dividends (6.50 per share)	—	—	—	—	—	—	—	(2,557)	(2,557)
- Appropriation to Legal reserve	—	—	—	—	204	—	—	(204)	—
- Reversal of Reserve for future dividends	—	—	—	—	—	—	(352)	352	—
- Appropriation to Reserve for future dividends	—	—	—	—	—	—	4,003	(4,003)	—
As decided by the Board of Directors’ meeting of November 6, 2008:
- Cash dividends (6.35 per share)	—	—	—	—	—	—	(2,498)	—	(2,498)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(57)	—	—	(57)
Net income	—	—	—	—	—	—	—	3,901	3,901

Restated balance as of December 31, 2008	3,933	7,281	640	11,854	2,224	(192)	1,505	3,582	18,973
As decided by the Ordinary Shareholders’ meeting of April 28, 2009:
- Reversal of Reserve for future dividends	—	—	—	—	—	—	(1,505)	1,505	—
- Appropriation to Legal reserve	—	—	—	—	19	—	—	(19)	—
- Appropriation to Reserve for future dividends	—	—	—	—	—	—	5,901	(5,901)	—
As decided by the Board of Directors’ meeting of May 5, 2009:
- Cash dividends (6.30 per share)	—	—	—	—	—	—	(2,478)	—	(2,478)
As decided by the Board of Directors’ meeting of November 4, 2009:
- Cash dividends (6.15 per share)	—	—	—	—	—	—	(2,419)	—	(2,419)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(64)	—	—	(64)
Net income	—	—	—	—	—	—	—	3,689	3,689

Restated balance of December 31, 2009	3,933	7,281	640	11,854	2,243	(256)	1,004	2,856	17,701
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 14, 2010:
- Reversal of Reserve for future dividends	—	—	—	—	—	—	(1,004)	1,004	—
- Appropriation to Reserve for future dividends	—	—	—	—	—	—	5,040	(5,040)	—
As decided by the Board of Directors’ meeting of April 14, 2010:
- Cash dividends (5.50 per share)	—	—	—	—	—	—	(2,163)	—	(2,163)
As decided by the Board of Directors’ meeting of November 5, 2010:
- Cash dividends (5.80 per share)	—	—	—	—	—	—	(2,281)	—	(2,281)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(7)	—	—	(7)
Net income	—	—	—	—	—	—	—	5,790	5,790

Balance as of December 31, 2010	3,933	7,281	640	11,854	2,243	(263)	596	4,610	19,040

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

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English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2010 AND COMPARATIVE INFORMATION (amounts expressed in million of Argentine pesos – Note 1.a)

	2010		2009		2008

Cash Flows from Operating Activities
Net income	5,790		3,689		3,901
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(286)		(322)		(248)
Depreciation of fixed assets	4,943		4,393		4,568
Consumption of materials and fixed assets retired, net of allowances	556		625		629
Increase in allowances for fixed assets	72		1		2
Income tax	2,888		1,919		2,022
Increase in accruals	1,157		910		558
Changes in assets and liabilities:
Trade receivables	(147)		69		718
Other receivables	(1,507)		(749)		2,081
Inventories	(644)		277		(811)
Accounts payable	1,852		(267)		1,505
Salaries and social security	107		37		29
Taxes payable	(222)		(730)		(468)
Net advances from crude oil purchasers	—		—		(10)
Decrease in reserves	(698)		(969)		(634)
Interests, exchange differences and others	522		882		818
Dividends from long-term investments	591		562		514
Income tax payments	(1,886)		(945)		(2,113)

Net cash flows provided by operating activities	13,088	(1)	9,382	(1)	13,061	(1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(8,549	)(2)	(5,458	)(2)	(6,810	)(2)
(Capital contributions) stock redemption in long-term investments	(127)		(131	)(3)	309	(3)
Investments (non cash and equivalents)	—		1		3

Net cash flows used in investing activities	(8,676)		(5,588)		(6,498)

Cash Flows used in Financing Activities
Payment of loans	(12,931)		(12,990)		(4,847)
Proceeds from loans	13,408		14,959		7,830
Dividends paid	(4,444)		(4,897)		(9,287)

Net cash flows used in financing activities	(3,967)		(2,928)		(6,304)

Increase in Cash and Equivalents	445		866		259

Cash and equivalents at the beginning of year	1,483		617		358
Cash and equivalents at the end of year	1,928		1,483		617

Increase in Cash and Equivalents	445		866		259

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (324), (339) and (136) corresponding to interest payments for the years ended December 31, 2010, 2009 and 2008, respectively.
(2)	Includes 146, 529 and 111 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén (Note 9.c), for the years ended December 31, 2010, 2009 and 2008, respectively.
(3)	Additionally, capital contributions were made to controlled companies which had no impact in cash and equivalents as they were made through the capitalization of loans receivable for 731 and 1,023 for the years ended December 31, 2009 and 2008, respectively.

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

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English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 AND COMPARATIVE INFORMATION

(amounts expressed in million of Argentine pesos, except where otherwise indicated – Note 1.a)

1.	SIGNIFICANT ACCOUNTING POLICIES AND RESTATEMENT OF COMPARATIVE INFORMATION

a)	Significant accounting policies

The financial statements of YPF have been prepared in accordance with generally accepted accounting principles in Argentina and the regulations of the CNV.

On March 20, 2009, the FACPCE approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”, subsequently modified by Technical Resolution No. 29 dated December 3, 2010. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 dated July 1, 2010), for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for the Company for the fiscal year beginning on January 1, 2012. Consequently, the first financial statements under IFRS will be as of March 31, 2012. On April 14, 2010, the Board of Directors has approved a specific IFRS implementation plan.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the FACPCE and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Subsidies and incentives are recognized as sales in the income statement in the year in which the conditions for obtaining them are accomplished.

Joint ventures and other agreements

The Company’s interests in joint ventures and other agreements, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

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Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concessions and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to the provinces or the Nation, depending on the location. Exploration permits may have a term of up to 14 years (17 years for offshore exploration) and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 9.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments, trade receivables, other receivables, and liabilities approximates its fair value due to the short maturity of these instruments. As of December 31, 2010, 2009 and 2008 the fair value of loans payable estimated based on market prices or current interest rates at the end of each year amounted to 7,232, 6,434 and 4,060, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Apart from the receivables with the Argentine Government related to the subsidies on gas oil sales provided by the Argentine Government to the public transportation according to Executive Decree No. 652/02 and its amendments, and the participation on the Petroleum and Refining Plus Programs established by Decree No. 2014/2008 and its regulations, among others, includes in Note 3.c “Tax credits, export rebates and production incentives”, the Company’s customer base is dispersed.

As of December 31, 2010, YPF does not hold derivative financial instruments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2010, 2009 and 2008.

b)	Modification of comparative information

In relation to the implementation of IFRS above mentioned, General Resolution No. 576/10 establishes that companies which, in accordance with generally accepted accounting principles in Argentina, had adopted the option to disclose in a note to the financial statements the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes shall recognize such liability with a debit to unappropriated retained earnings. The resolution also establishes that such recognition may be recorded in any interim or annual period until the transition date to IFRS is met, inclusive. Additionally, the resolution above mentioned establishes that, as an exception, the Ordinary Shareholders´ meeting that considers the financial statements for the fiscal year in which the deferred income tax liability is accounted for, can record such debit in unappropriated retained earnings into capital accounts not represented by shares (capital stock) or into retained earnings accounts, not providing a predetermined order for such accounting.

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As of December 31, 2010, the Company has recorded the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes. According to generally accepted accounting principles in Argentina, the effect of changes in the accounting policies must be recorded with retrospective effect as of the beginning of the first fiscal year presented. As a result of the adoption of the resolution above mentioned, the unappropriated retained earnings as of the end of each year have been modified as follows:

	Unappropriated retained earnings

	(Loss)

	2009	2008	2007

Deferred income tax liability – YPF	(930)	(1,107)	(1,341)
Deferred income tax liability – Investments in controlled and jointly controlled companies	(156)	(169)	(182)
Deferred income tax liability – Investments in significant influence companies	(94)	(107)	(121)

	(1,180)	(1,383)	(1,644)

The financial statements as of December 31, 2009 and 2008, which are presented for comparative purposes, were modified to give retrospective effect to the recognition of the deferred tax liability above mentioned. The modification of comparative information does not imply any change to statutory decisions already taken.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

–	Amounts in Argentine pesos have been stated at face value.

–	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each year, as applicable. Exchange differences have been credited (charged) to current income.

b)	Current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each year, if applicable. Investments with price quotation have been valued at fair value as of the end of each year.

–	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each year, including accrued interest, if applicable. Investments with price quotation have been valued at fair value at the relevant exchange rate in effect as of the end of each year. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

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c)	Inventories:

–	Refined products, products in process, crude oil and natural gas have been valued at current production cost or replacement cost, as applicable, as of the end of each year.

–	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at cost remeasured as detailed in Note 1.a.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors.

If applicable, allowances have been made to reduce the valuation of direct and indirect investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, lower activity expectations, events of default on certain debts and the de-dollarization and freezing of certain utility rates.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholders’ equity in the account “Deferred Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains (losses) on assets – Exchange differences”.

Holdings in preferred shares have been valued at equity method considering the provisions defined in the respective bylaws.

Investments in companies with negative shareholders’ equity are disclosed in the “Accounts payable” account in the balance sheet, provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments to the accounting information have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of YPF. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign related companies’ financial statements and the recognition of the deferred income tax liability corresponding to the controlled, jointly controlled and under significant influence companies related to the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes (Note 1.b).

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The investments in companies under control, joint control or significant influence, have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Company has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method will not be subject to such tax.

e)	Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1.a, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

–	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense. As of the issuance date of these financial statements, there are no exploratory wells capitalized for more than one year after the completion of the drilling.

–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties and extension of concessions with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

–	The capitalized costs related to areas with unproved reserves, are periodically reviewed by Management to ensure that the carrying value does not exceed their estimated recoverable value.

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–	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

–	Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging cost of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

–	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to next major inspection.

Renewals and betterments that extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

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In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. As of December 31, 2010, and as indicated in Note 1.b, the Company has retrospectively recorded the deferred income tax liability above mentioned.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

For the years ended December 31, 2010, 2009 and 2008, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of income of each year.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 9.c). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate royalties, the Company has considered price agreements according to crude oil buying and selling operations, obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides reference prices and floor prices which in conjunction with the international price determine the export rate for each product. For crude oil, when the international price exceeds the reference price of US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the international price is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007. As of December 31, 2010, the crude oil withholding rate determined according to Resolutions No. 394/2007 and No. 127/2008 of MEP, also currently applies to diesel, gasoline products and other refined products. In addition, the procedure above mentioned also applies to fuel oil, petrochemical gasoline, lubricants and liquefied petroleum gas (including propane, butane and blends) and other refined products, considering different reference and floor prices disclosed in the mentioned resolutions.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

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g)	Allowances and accruals for contingencies:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Accruals for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Accruals for losses are required to be accounted at the discounted value as of the end of each year; however, as their face value does not differ significantly from discounted values, they are recorded at face value.

The activity in the allowances and accruals for losses accounts is set forth in Exhibit E.

h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i)	Shareholders’ equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1.a, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of investments in non-integrated foreign companies.

j)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions at their face value.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

–	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.a.

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–	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains (losses) on inventories” account.

–	Income (loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account, except for the exchange differences arising from the translation process of the foreign subsidiaries defined as integrated companies which are included in the account “Gains (losses) on assets – Exchange differences”.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet as of December 31, 2010 and Comparative Information

a)	Investments:

	2010		2009			2008

	Current	Noncurrent	Current		Noncurrent	Current		Noncurrent

Short-term investments	1,659(1)	—	1,103	(1)	—	453	(1)	—
Long-term investments (Exhibit C)	—	2,391	—		2,293	—		2,247
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—	(13)	—		(26)	—		(25)

	1,659	2,378	1,103		2,267	453		2,222

(1)	Includes 1,659, 1,103 and 452 as of December 31, 2010, 2009 and 2008, respectively, with an original maturity of less than three months.

b)	Trade receivables:

	2010			2009		2008

	Current		Noncurrent	Current	Noncurrent	Current	Noncurrent

Accounts receivable	2,743		18	2,585	22	2,535	24
Related parties (Note 7)	558		—	461	—	476	—

	3,301	(1)	18	3,046	22	3,011	24
Allowance for doubtful trade receivables (Exhibit E)	(421)		—	(407)	—	(411)	—

	2,880		18	2,639	22	2,600	24

(1)	Includes 333 in litigation, 93 of less than three months past due, 421 in excess of three months past due, 2,430 due within three months and 24 due after three months.

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c)	Other receivables:

	2010				2009		2008

	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent

Tax credit, export rebates and production incentives	1,530		811		1,090	14	494	14
Trade	130		—		102	—	214	—
Prepaid expenses	127		76		134	67	106	75
Concessions charges	17		27		17	38	17	50
Related parties (Note 7)	165		—		28	—	147	523
Loans to clients	25		70		30	69	29	79
Trust contributions – Obra Sur	13		115		—	119	—	—
Advances to suppliers	242		—		120	—	157	—
Collateral deposits	164		56		176	1	91	18
Advances and loans to employees	50		—		41	—	69	—
From joint ventures and other agreements	78		—		100	—	101	—
Miscellaneous	171		179		156	134	164	77

	2,712	(1)	1,334	(2)	1,994	442	1,589	836
Allowances for other doubtful accounts (Exhibit E)	(88)		—		(88)	—	(107)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(15)		—	(16)	—	(47)

	2,624		1,319		1,906	426	1,482	789

(1)	Includes 39 of less than three months past due, 212 in excess of three months past due, 3 without established due date and 2,458 due as follow: 1,404 from one to three months, 254 from three to six months, 230 from six to nine months and 570 from nine to twelve months.
(2)	Includes 949 due from one to two years, 67 due from two to three years and 318 due after three years.

d)	Inventories:

	2010	2009	2008

Refined products	2,117	1,581	1,747
Crude oil and natural gas	1,043	971	1,090
Products in process	67	59	69
Raw materials and packaging materials	235	207	189

	3,462	2,818	3,095

e)	Fixed assets:

	2010	2009	2008

Net book value of fixed assets (Exhibit A)	30,123	26,355	26,168
Allowance for unproductive exploratory drilling (Exhibit E)	(3)	(3)	(3)
Allowance for obsolescence of materials and equipment (Exhibit E)	(99)	(37)	(42)

	30,021	26,315	26,123

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f)	Accounts payable:

	2010				2009		2008

	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent

Trade	5,818		28		4,194	34	4,491	37
Hydrocarbon wells abandonment obligations	243		5,193		238	4,003	547	3,114
Related parties (Note 7)	510		—		423	—	261	—
Investments in companies with negative shareholders’ equity(3)	320		—		6	—	524	—
Extension of Concessions – Province of Neuquén (Note 9.c)	—		—		142	—	483	—
From joint ventures and other agreements	409		—		358	—	334	—
Environmental liabilities (Note 9.b)	302		205		179	285	172	257
Miscellaneous	122		147		50	49	15	39

	7,724	(1)	5,573	(2)	5,590	4,371	6,827	3,447

(1)	Includes 7,001 due within three months, 241 due from three to six months and 482 due after six months.
(2)	Includes 608 due from one to two years and 4,965 due after two years.
(3)	Corresponds to holding in negative shareholders’ equity for the investments in YPF Holdings Inc., controlled company, and Central Dock Sud S.A., company under significant influence, after considering adjustments to conform accounting principles with those used by YPF, as mentioned in Note 2.d.

g)	Loans:

	Interest Rate(1)	Principal Maturity	2010				2009		2008

			Current		Noncurrent		Current	Noncurrent	Current	Noncurrent

Negotiable Obligations(2)	4.00 – 12.78%	2011-2028	361		642		6	547	364	224
Related parties (Note 7)	2.35 – 14.00%	2011-2012	458		97		912	380	94	1,036
Other financial debts	2.00 – 14.00%	2011-2016	4,803	(3)	798	(3)	3,465	1,116	2,422	—

			5,622	(4)	1,537	(4)	4,383	2,043	2,880	1,260

(1)	Annual interest rate as of December 31, 2010.
(2)	Disclosed net of 36, 38 and 548, corresponding to YPF outstanding Negotiable Obligations repurchased through open market transactions as of December 31, 2010, 2009 and 2008, respectively.
(3)	Includes approximately 4,944 corresponding to loans agreed in U.S. dollars and accrue interest at rates between 2.00% and 4.80%, of which 1,015 are guaranteed by Repsol YPF.
(4)	As of December 31, 2010, 6,410 accrue fixed interest, 205 accrue variable interest of BADLAR plus 1.75%, 144 accrue variable interest of BADLAR plus 2% and 400 accrue variable interest of LIBO plus 2%.

The maturities of the Company’s current and noncurrent loans, as of December 31, 2010, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	Total

Current loans	1,973	1,490	889	1,270	5,622

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	Over 5 years	Total

Noncurrent loans	296	278	448	515	1,537

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Details regarding the Negotiable Obligations of the Company are as follows:

(in million)							Book Value

M.T.N. Program		Issuance					2010		2009		2008

Year	Amount	Year	Principal Value	Interest Rate(1)		Principal Maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

1997	US$ 1,000	1998	US$ 100	10.00%		2028	7	364	6	342	4	224
1998	US$ 1,000	1999	US$ 225	—		—	—	—	—	—	360	—
2008	US$ 1,000	2009	$ 205	12.53%	(2)	2011	205	—	—	205	—	—
2008	US$ 1,000	2010	$ 143	12.78%	(3)	2011	144	—	—	—	—	—
2008	US$ 1,000	2010	US$ 70	4.00%		2013	5	278	—	—	—	—

							361	642	6	547	364	224

(1)	Annual interest rate as of December 31, 2010.
(2)	Accrues interest at a variable interest rate of BADLAR plus 1.75%.
(3)	Accrues interest at a variable interest rate of BADLAR plus 2%.

In connection with the issued Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders representing a percentage that varies between 10% and 25% of the total principal amount of the outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s outstanding debt is subject to this kind of clauses.

The Shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this offering shall be used exclusively to invest in fixed assets and working capital in Argentina. On September 24, 2009, YPF issued under the mentioned program the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos. Additionally, on March 4, 2010, the Company issued under the mentioned program the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

Statement of Income as of December 31, 2010 and Comparative Information

h)	Net sales:

	Income (Expense)

	2010	2009	2008

Sales	43,318	33,772	36,063
Turnover tax	(1,150)	(798)	(762)
Hydrocarbon export withholdings	(1,668)	(1,628)	(3,165)

	40,500	31,346	32,136

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i)	Other income (expense), net:

	2010	2009	2008

(Accrual) recovery for pending lawsuits and other claims	(124)	112	(97)
Recovery of sinisters	—	61	—
Miscellaneous	156	30	35

	32	203	(62)

j)	Income tax:

Current income tax	(3,161)	(1,983)	(2,292)
Deferred income tax	273	64	270

	(2,888)	(1,919)	(2,022)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2010, 2009 and 2008, is as follows:

	2010	2009	2008

Net income before income tax	8,678	5,608	5,923
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(3,037)	(1,963)	(2,073)
Income on long-term investments	100	113	86
Tax free income – Law No. 19,640 (Tierra del Fuego)	55	29	22
Tax amnesty – Law No. 26,476	—	(97)	—
Non-taxable foreign source income	—	—	1
Miscellaneous	(6)	(1)	(58)

Income Tax	(2,888)	(1,919)	(2,022)

The breakdown of the net deferred tax asset as of December 31, 2010, 2009 and 2008, is as follows:

	2010	2009	2008

Deferred tax assets
Non deductible allowances and reserves	877	730	746
Tax loss and other tax credits	47	42	42
Miscellaneous	12	—	10

Total deferred tax assets	936	772	798

Deferred tax liabilities
Fixed assets	(1,157)	(1,271)	(1,310)
Miscellaneous	(5)	—	(51)

Total deferred tax liabilities	(1,162)	(1,271)	(1,361)

Net deferred tax asset	(226)	(499)	(563)

As explained in Note 1.b, 2.d and 2.f, the Company has recorded a deferred income tax liability corresponding to the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes.

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4.	CAPITAL STOCK

The Company’s subscribed capital as of December 31, 2010, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2010, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a approximately 79.81% shareholding, while Petersen Energía S.A. (“PESA”) and its affiliates exercise significant influence through a 15.46% shareholding. Additionally, Repsol YPF granted certain affiliates of PESA an option, which expires on February 21, 2012, to purchase from Repsol YPF up to an additional 10% of YPF’s outstanding capital stock.

Additionally, Repsol YPF and PESA have signed a shareholders’ agreement establishing among other things, the adoption of a dividend policy to distribute 90% of the annual net income.

Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain. Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of December 31, 2010, there are 3,764 Class A shares outstanding. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.	GUARANTEES GIVEN

As of December 31, 2010, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 3 million and US$ 14 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

Additionally, as of December 31, 2010, the Company has issued letters of credit in an amount of US$ 44 million to guarantee environmental obligations; and guarantees in an amount of approximately US$ 10 million to guarantee the enforcement of contracts from certain controlled companies.

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6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2010, the main exploration and production joint ventures and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest		Operator

Acambuco Salta	22.50%		Pan American Energy LLC
Aguada Pichana Neuquén	27.27%		Total Austral S.A.
Aguaragüe Salta	30.00%		Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%		Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido Chubut	50.00%		YPF S.A.
Consorcio CNQ7/A La Pampa and Mendoza	50.00%		Petro Andina Resources Ltd. Sucursal Argentina
El Tordillo Chubut	12.20%		Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.
Llancanelo Mendoza	51.00%		YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%		Enap Sipetrol Argentina S.A.
Palmar Largo Formosa and Salta	30.00%		Pluspetrol S.A.
Puesto Hernàndez Neuquén and Mendoza	61.55%		Petrobras Energía S.A.
Ramos Salta	15.00%	(1)	Pluspetrol Energy S.A.
San Roque Neuquén	34.11%		Total Austral S.A.
Tierra del Fuego Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyàn Mendoza	60.00%		YPF S.A.
Zampal Oeste Mendoza	70.00%		YPF S.A.

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

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Additionally, Energía Argentina S.A. (“ENARSA”) and YPF have formed the joint venture “Proyecto GNL Escobar – Unión Transitoria de Empresas”, which aims to develop a project for storage, regasification and distribution of liquefied natural gas (LNG) in the surroundings of the distribution area in Buenos Aires, the main center of gas consumption, in order to optimize and increase the regasification capacity. As of the date of issuance of these financial statements, the project is under construction and is expected to start operations during the month of May 2011.

Furthermore, as of December 31, 2010, the Company tendered and resulted awarded, in whole or associated with third parties, of exploration licenses in several areas.

The assets and liabilities as of December 31, 2010, 2009 and 2008 and production costs of the joint ventures and other agreements for the years ended December 31, 2010, 2009 and 2008 included in the financial statements are as follows:

	2010	2009	2008

Current assets	311	260	256
Noncurrent assets	3,712	3,350	3,526

Total assets	4,023	3,610	3,782

Current liabilities	572	480	481
Noncurrent liabilities	819	628	525

Total liabilities	1,391	1,108	1,006

Production costs	2,421	1,994	1,659

Participation in joint ventures and other agreements have been calculated based upon the latest available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

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7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2010, 2009 and 2008 from transactions with related companies are as follows:

	2010					2009					2008

	Trades receivables	Other receivables	Accounts payable	Loans		Trade receivables	Other receivables	Accounts payable	Loans		Trade receivables	Other receivables		Accounts payable	Loans

	Current	Current	Current	Current	Noncurrent	Current	Current	Current	Current	Noncurrent	Current	Current	Noncurrent	Current	Current	Noncurrent

Controlled companies:
Operadora de Estaciones de Servicios S.A.	57	2	7	—	—	38	1	10	—	—	31	6	—	12	—	—
A – Evangelista S.A.	—	—	139	—	—	—	2	141	—	—	1	1	—	77	—	—
YPF Holdings Inc.	—	—	—	—	—	—	—	—	—	—	—	—	—	3	—	—
Maxus (U.S.) Exploration Company(1)	—	—	—	—	—	—	—	—	—	—	—	110	523	—	—	—
Maxus(1)	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—
YPF Servicios Petroleros S.A.	2	9	1	—	—	—	—	—	—	—	—	—	—	—	—	—

	59	11	147	—	—	38	3	152	—	—	32	117	523	92	—	—

Jointly controlled companies:
Profertil S.A.	29	1	79	—	—	10	1	11	—	—	9	5	—	4	—	—
Compañía Mega S.A. (“Mega”)	296	—	10	—	—	245	—	8	—	—	193	1	—	—	—	—
Refinería del Norte S.A. (“Refinor”)	57	20	12	—	—	86	—	32	—	—	140	—	—	8	—	—

	382	21	101	—	—	341	1	51	—	—	342	6	—	12	—	—

Companies under significant influence:	50	1	46	—	—	22	1	25	—	—	16	7	—	36	—	—

Main shareholders and other related parties under their control:
Repsol YPF	—	38	122	—	—	—	8	112	—	—	—	7	—	68	—	—
Repsol YPF Transporte y Trading S.A.	—	—	—	—	—	—	—	—	—	—	4	—	—	5	—	—
Repsol YPF Gas S.A.	34	1	4	—	—	35	3	2	—	—	22	2	—	1	—	—
Repsol YPF Brasil S.A.	—	5	—	—	—	7	—	—	—	—	13	2	—	—	—	—
Repsol International Finance B.V.	—	1	—	—	—	—	1	—	—	—	—	1	—	—	—	—
Repsol Netherlands Finance B.V.	—	—	—	400	—	—	—	—	766	380	—	—	—	—	13	1,036
Repsol YPF Venezuela S.A.	—	6	6	—	—	—	—	6	—	—	—	—	—	6	—	—
Repsol YPF Ecuador S.A.	—	6	5	—	—	—	—	4	—	—	—	—	—	4	—	—
Repsol Comercial S.A.C.	—	7	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Repsol Exploración S.A.	—	12	8	—	—	—	—	9	—	—	—	—	—	8	—	—
Repsol YPF Bolivia S.A.	—	18	23	—	—	—	5	22	—	—	—	—	—	20	—	—
Repsol Butano S.A.	—	19	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Nuevo Banco de Entre Ríos S.A.	—	—	—	27	28	—	—	—	50	—	—	—	—	—	23	—
Nuevo Banco de Santa Fe S.A.	—	—	—	9	69	—	—	—	75	—	—	—	—	—	45	—
Others	33	19	48	22	—	18	6	40	21	—	47	5	—	9	13	—

	67	132	216	458	97	60	23	195	912	380	86	17	—	121	94	1,036

	558	165	510	458	97	461	28	423	912	380	476	147	523	261	94	1,036

The Company maintains purchase, sale and financing transactions with related parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2010, 2009 and 2008 include the following:

	2010				2009				2008

	Sales	Purchases and services	Loans obtained (paid), net	Interests and comissions earned (lost), net	Sales	Purchases and services	Loans obtained (paid), net	Interests and comissions earned (lost), net	Sales	Purchases and services	Loans (granted) collected, net	Loans obtained (paid), net	Interests earned (lost), net

Controlled companies:
Operadora de Estaciones de Servicios S.A.	58	465	—	—	39	348	—	—	32	254	—	—	—
A – Evangelista S.A.	5	358	—	—	6	350	—	—	6	461	—	—	—
YPF Holdings Inc.	—	—	—	—	—	—	—	—	—	2	—	—	10
Maxus (U.S.) Exploration Company(1)	—	—	—	—	—	—	—	28	—	—	(579)	—	30
Maxus(1)	—	—	—	—	—	1	—	—	—	—	—	—	—
YPF Servicios Petroleros S.A.	—	65	—	—	—	—	—	—	—	—	—	—	—

	63	888	—	—	45	699	—	28	38	717	(579)	—	40

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	2010				2009				2008

	Sales	Purchases and services	Loans obtained (paid), net	Interests and comissions earned (lost), net	Sales	Purchases and services	Loans obtained (paid), net	Interests and comissions earned (lost), net	Sales	Purchases and services	Loans (granted) collected, net	Loans obtained (paid), net	Interests earned (lost), net

Jointly controlled companies:
Profertil S.A.	91	234	—	—	58	141	—	—	41	167	—	—	—
Mega	1,269	58	—	—	1,004	32	—	—	1,452	18	—	—	—
Refinor	426	150	—	—	402	167	—	—	386	125	—	—	—

	1,786	442	—	—	1,464	340	—	—	1,879	310	—	—	—

Companies under significant influence:	187	208	—	—	116	194	—	—	82	168	—	—	—

Main shareholders and other related parties under their control:
Repsol YPF	31	14	—	(24)	—	35	—	(25)	—	26	—	—	—
Repsol YPF Transporte y Trading S.A.	2	—	—	—	—	4	—	—	737	1,123	—	—	—
Repsol YPF Brasil S.A.	53	—	—	—	96	—	—	—	158	—	1,103	—	3
Repsol YPF Gas S.A.	304	8	—	—	162	5	—	—	198	4	—	—	—
Repsol International Finance B.V.	—	—	—	—	—	—	—	—	—	—	1,437	—	28
Repsol Netherlands Finance B.V.	—	—	(793)	(20)	—	—	—	(51)	—	—	—	1,036	(24)
Repsol YPF Venezuela S.A.	6	—	—	—	—	—	—	—	—	—	—	—	—
Repsol YPF Ecuador S.A.	6	—	—	—	—	—	—	—	—	—	—	—	—
Repsol Comercial S.A.C.	7	—	—	—	—	—	—	—	—	—	—	—	—
Repsol Exploración S.A.	12	—	—	—	—	—	—	—	—	—	—	—	—
Repsol YPF Bolivia S.A.	18	—	—	—	—	—	—	—	—	—	—	—	—
Repsol Butano S.A.	19	—	—	—	—	—	—	—	—	—	—	—	—
Nuevo Banco de Entre Ríos S.A.	—	—	(23)	—	—	—	27	—	—	—	—	23	—
Nuevo Banco de Santa Fe S.A.	1	—	3	(2)	—	—	30	(4)	—	—	—	45	(3)
Others	217	47	2	(5)	152	33	8	(1)	212	11	—	13	—

	676	69	(811)	(51)	410	77	65	(81)	1,305	1,164	2,540	1,117	4

	2,712	1,607	(811)	(51)	2,035	1,310	65	(53)	3,304	2,359	1,961	1,117	44

(1)	Controlled by YPF Holdings Inc., with a 100% shareholding over its capital stock.

8.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 114, 74 and 61 for the years ended December 31, 2010, 2009 and 2008, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to the contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 25, 15 and 13 for the years ended December 31, 2010, 2009 and 2008, respectively.

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9.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of December 31, 2010, the Company has accrued 2,195 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

–	Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has accrued an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

–	Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

–	Natural gas market: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe restrictions to the producers’ availability of natural gas. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

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The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a fortuitous case or force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, and some of them, amongst which are included Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”).

On November 5, 2010, YPF, Edelnor and Electroandina entered into a settlement agreement by which YPF, without assuming events or rights, compensates them for an amount significantly lower than the amount originally claimed, and the parties agreed to solve their disputes under the arbitration that was in process, establishing: i) to terminate and resign to all actions, rights and claims related to the natural gas supply contract; and ii) to modify the terms of the natural gas supply contract, turning it into an interruptible commitment.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that the Company considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the fulfillment of contractual obligations and the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint with ENARGAS. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. In YPF’s Management opinion, the claims received up to date will not have a material adverse effect on future results of operations.

Regarding this issue, on April 8, 2009, YPF had filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility for YPF to receive the service and for TGN to render the transportation service, due to (i) the termination of the natural gas contract with Sulgas/AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the

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regulations in effect, (b) the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the Teoría de la Imprevisión available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

In addition, there are other claims in connection with the natural gas market in which YPF is party, which are not individually significant.

As of December 31, 2010, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

–	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that the Company has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible (“OPDS”)), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution 88/10 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of the Privatization Law N° 24,145. YPF has accrued the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, is recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify the Company against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon YPF’s response to the complaint. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint. In addition, other 34 judicial claims related to similar matters have been brought against YPF amounting to approximately 17. Additionally,

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the Company is aware of the existence of other out of court claims which are based on similar allegations.

–	Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of the issuance of these financial statements.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

–	Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been answered by the plaintiff, and the claim is pending resolution.

–	Dock Sud environmental claims: A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

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By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”);

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

–	Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata refinery requested: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 52 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery, which is described in “La Plata and Quilmes environmental claims”.

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–	Hydrocarbon’s concessions – Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges and, on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. As of the issuance date of these financial statements, YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending. On September 16, 2010, YPF submitted a presentation and requested the termination of this claim based on: (a) the amounts invested in the four areas between 2007 and 2010 and (b) the actions taken as regards the environmental matters.

–	Claims related to the gas market:

In addition to the information described under the title “Natural gas market” in this note, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Restrictions, the Company has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which, according to the estimation of the Management, constitute in some cases contingencies with possible outcome, the Company is also involved in the following litigations related to the natural gas market:

–	Arbitration process initiated by Transportadora de Gas del Mercosur S.A. (“TGM”): YPF was notified of an arbitration process brought by TGM against YPF before the International Chamber of Commerce (“ICC”), claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest until the date of payment, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gàs do Estado do Río Grande do Sul (“Sulgàs”) of the natural gas export contract. Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal: that YPF indemnifies TGM for all of the present and future damages derived from the termination of the natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas pipeline Proyecto Uruguayana; and that AESU/Sulgàs be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim

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for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted and the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, among others, is solved. On the same date, TGM submitted a similar request. On February 14, 2011, YPF was notified of the Arbitration Tribunal’s decision to sustain the Company’s motion, therefore suspending the proceeding until the arbitration brought by YPF is solved.

–	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

–	Users and Consumers´ Association claim: The “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 321), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defenses) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

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–	Compañía Mega claim: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the event of force majeure. Despite the fact that the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingencies.

–	Other claims. YPF has been subject to claims related to the lack of payment to employees who, according to the interpretation made by the plaintiffs, were entitled to wages for not being able to benefit from their time to rest while on duty. The labour authority has issued an arbitral award imposing on the Company the payment of the hours during which the employees were on duty as actually worked time. YPF has submitted a motion to declare the decision null, which has been rejected. Due to the foregoing, YPF has filed a lawsuit requesting the judge declared the administrative decision void as well as a preliminary injunction. As the said lawsuit was rejected, the Company has appealed that decision. The amount of the claim is to be determined during the proceedings.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these financial statements, has considered them to be possible contingencies.

Additional information

–	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109 based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s (“CSJN”) rejection of the complaint made by YPF due to the extraordinary appeal denial.

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Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses. On August 12, 2008, the Appeal Court in Criminal Economic Matters rejected the statute of limitation argument opposed by YPF. Such decision was appealed by the Company. Upon the confirmation of the Antitrust Board’s decision given by the Chamber B, YPF has appealed that judgment by cassation and extraordinary appeals, because the Antitrust Board applied Law No. 22,262 and Chamber B applied Law No. 25,156. The latter mentioned rejected both appeals (cassation and extraordinary), consequently YPF presented complaint appeals against the cassation appeal, denied on December 18, 2008, and against the Extraordinary Appeal, denied on February 17, 2009. Regarding the administrative proceedings before the Antitrust Board, the evidence production period has ended, and on November 25, 2009, YPF presented its closing statement. On December 22, 2009, Chamber IV of the Court of Cassation rejected the appeal against the rejection of YPF’s statute of limitations argument by Chamber B of the National Court of Appeals in Criminal Economic Matters. The extraordinary appeal presented against this decision was denied on July 14, 2010. Furthermore, on December 21, 2009, YPF filed another claim concerning the statutes of limitations before the Antitrust Board. The Antitrust Board rejected the presentation. YPF appealed such decision requesting the intervention of Chamber B of the National Court of Appeals in Criminal Economic Matters, and presented its arguments on October 7, 2010. On December 22, 2010, YPF was notified that Chamber B had ruled in its favor, by revoking CNDC’s decision and ordering the termination of the proceedings. As of the issuance date of these financial statements the judgement is final.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment, as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 5,436 as of December 31, 2010, the Company has accrued 507 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

Additionally, certain environmental contingencies in the United States of America were assumed by Tierra and Maxus, indirect controlled companies through YPF Holdings Inc. (Note 3 to the consolidated financial statements).

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c)	Contractual commitments and regulatory requirements:

–	Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract.

In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for physical force majeure event. The estimated losses for contracts in progress, if any, considering the compensations mentioned above, are charged to the income of the year in which are identified.

–	Natural gas regulatory requirements: : In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 9.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription.

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe restrictions to the producers’ availability of natural gas, as follows. By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programmings do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogrammings and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers.

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Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way.

–	Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule 168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No. 14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

–	Other regulatory requirements: In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the expiration or partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by Note No. 1,009/2006. All of this is connected with the export authorization given by Resolution No. 167/1997 of the Secretariat of Energy (80% of the maximum exportable quantities still remain).

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

–	Operating leases: As of December 31, 2010, the main lease contracts correspond to the rental of oil and gas production and drilling equipment, ships, natural gas compression equipment and real estate for service stations. Charge recognized under these contracts for the year ended December 31, 2010, amounted to 1,201 and has been recognized in “Rental of real estate and equipment” and “Operation services and other service contracts”.

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As of December 31, 2010, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years

Estimated future payments	946	627	287	123	48	48

–	Agreements of extension of concessions: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years until November 2027 the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

Additionally, in 2008 and 2009, the Company entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions the Company undertook the following commitments upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions; and iv) to make Corporate Social Responsibility contributions to the Province of Neuquén in a total amount of US$ 23 million.

10.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year has to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). The legal reserve is fully integrated amounting 2,243.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from treaties for the avoidance of double taxation, which will be subject to a minor tax rate.

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11.	SUBSEQUENT EVENTS

As of the date of the issuance of these financial statements, there are no significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of December 31, 2010, if applicable, which were not already considered in those financial statements according to the generally accepted accounting principles in Argentina.

12.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of generally accepted accounting principles in Argentina, but do not conform to certain generally accepted accounting principles in other places. The effects of the differences between generally accepted accounting principles in Argentina and generally accepted accounting principles in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company’s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting principles in places other than in Argentina.

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Exhibit A

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2010 AND COMPARATIVE INFORMATION FIXED ASSETS EVOLUTION

(amounts expressed in million of Argentine pesos – Note 1.a)

	2010

	Cost

Main account	Amounts at beginning of year	Increases		Net decreases, reclassifications and transfers		Amounts at end of year

Land and buildings	2,828	15		136		2,979
Mineral property, wells and related equipment	60,554	915		4,057		65,526
Refinery equipment and petrochemical plants	9,401	—		530		9,931
Transportation equipment	1,876	—		11		1,887
Materials and equipment in warehouse	798	1,568		(1,061)		1,305
Drilling and work in progress	3,570	6,432		(4,517)		5,485
Exploratory drilling in progress(5)	119	256		(137)		238
Furniture, fixtures and installations	788	3		44		835
Selling equipment	1,485	—		47		1,532
Other property	565	88		293		946

Total 2010	81,984	9,277	(3)	(597	)(1)	90,664

Total 2009	77,431	5,211	(3) (6)	(658	)(1)	81,984

Total 2008	70,376	7,737	(3) (6)	(682	)(1)	77,431

	2010								2009		2008

	Depreciation

Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers		Depreciation rate	Increases	Accumulated at end of year	Net book value		Net book value		Net book value

Land and buildings	1,004	(16)		2%	69	1,057	1,922		1,824		1,176
Mineral property, wells and related equipment	44,692	(5)		(2)	4,211	48,898	16,628	(4)	15,862	(4)	15,757	(4)
Refinery equipment and petrochemical plants	6,499	(1)		4 – 5%	440	6,938	2,993		2,902		2,758
Transportation equipment	1,379	(7)		4 – 5%	57	1,429	458		497		529
Materials and equipment in warehouse	—	—		—	—	—	1,305		798		826
Drilling and work in progress	—	—		—	—	—	5,485		3,570		4,270
Exploratory drilling in progress(5)	—	—		—	—	—	238		119		116
Furniture, fixtures and installations	584	—		10%	81	665	170		204		157
Selling equipment	1,177	(2)		10%	62	1,237	295		308		340
Other property	294	—		10%	23	317	629		271		239

Total 2010	55,629	(31	)(1)		4,943	60,541	30,123

Total 2009	51,263	(27	)(1)		4,393	55,629			26,355

Total 2008	46,744	(49	)(1)		4,568	51,263					26,168

(1)	Includes 10, 6 and 4 of net book value charged to fixed assets allowances for the years ended December 31, 2010, 2009 and 2008, respectively.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.e).
(3)	Includes 874, 176 and 444 corresponding to hydrocarbon wells abandonment costs for the year ended December 31, 2010, 2009 and 2008, respectively.
(4)	Includes 1,000, 1,117 and 1,208 of mineral property as of December 31, 2010, 2009 and 2008, respectively.
(5)	At the end of the year ended December 31, 2010, there are 17 exploratory wells in progress. During the year, 20 wells were drilled, 6 wells were charged to exploratory expenses and 2 wells were transferred to proved properties which are included in the mineral property, wells and related equipment account.
(6)	Includes 106 and 594 for the extension of certain exploitation concessions in the Province of Neuquén for the years ended December 31, 2009 and 2008, respectively (Note 9.c).

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Exhibit C

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2010 AND COMPARATIVE INFORMATION INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in million of Argentine pesos, except where otherwise indicated – Note 1.a)

	2010														2009		2008

							Information of the Issuer

	Description of the Securities								Last Financial Statements Available

Name and Issuer	Class	Face Value	Amount	Book Value		Cost(2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value		Book Value

Controlled companies:
YPF International S.A.(7)	Common	Bs. 100	2,512,290	268	(3)	1.169	Investment	Av. José Estensoro 100, Santa Cruz de la Sierra, República de Bolivia	09-30-10	139	6	262	99.99%	(10)	246	(3)	185	(3)
YPF Holdings Inc.(8)	Common	US$ 0.01	810,614	—	(9)	2.430	Investment and finance	1330 Lake Robbins Drive, Suite 300, The Woodlands, Texas, U.S.A.	12-31-10	3,190	(415)	(310)	100.00%		15		—	(9)
Operadora de Estaciones de Servicios S.A.	Common	$ 1	163,701,747	288	(3)	—	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-10	164	113	296	99.99%	(10)	285	(3)	256	(3)
A-Evangelista S.A.	Common	$ 1	8,683,698	238	(3)	4	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-10	9	55	240	99.91%	(10)	199	(3)	157	(3)

				794		3.603									745		598

Jointly controlled companies:
Compañía Mega S.A.(6)	Common	$ 1	77,292,000	298	(3)	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10°, Buenos Aires, Argentina	09-30-10	203	197	828	38.00%		295		340
Profertil S.A.	Common	$ 1	391,291,320	461	(3)	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3º, Buenos Aires, Argentina	09-30-10	783	273	1,145	50.00%		436	(3)	475	(3)
Refinería del Norte S.A.	Common	$ 1	45,803,655	249	(3)	—	Refining	Maipú 1, P. 2°, Buenos Aires, Argentina	09-30-10	92	141	520	50.00%		282	(3)	249	(3)

				1,008		—									1,013		1,064

Companies under significant influence:
Oleoductos del Valle S.A.	Common	$ 10	4,072,749	83	(1)(3)	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	09-30-10	110	(10)	287	37.00%		84	(1)(3)	82	(1)(3)
Terminales Marítimas Patagónicas S.A.	Common	$ 10	476,034	47	(3)	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11º, Buenos Aires, Argentina	09-30-10	14	21	146	33.15%		45	(3)	43	(3)
Oiltanking Ebytem S.A.	Common	$ 10	351,167	32		4	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	09-30-10	12	8	105	30.00%		34		30
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$ 1	15,579,578	4	(3)	—	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7°, Buenos Aires, Argentina	06-30-10	156	2	94	10.00%		8	(3)	21	(3)
Central Dock Sud S.A.	Common	$ 0.01	2,822,342,992	—	(9)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6º, Buenos Aires, Argentina	09-30-10	356	9	142	9.98%		—	(9)	4	(3)
Inversora Dock Sud S.A.	Common	$ 1	103,501,823	89	(3)	193	Investment and finance	Reconquista 360, P. 6º, Buenos Aires, Argentina	09-30-10	241	21	187	42.86%		82	(3)	104	(3)
Pluspetrol Energy S.A.	Common	$ 1	30,006,540	281	(3)	—	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09-30-10	67	83	725	45.00%		240	(3)	258	(3)
Oleoducto Trasandino (Argentina) S.A.	Preferred	$ 1	27,018,720	14	(3)	—	Oil transportation by pipeline	Macacha Güemes 515, P. 3º, Buenos Aires, Argentina	09-30-10	76	(4)	39	36.00%		16	(3)	14	(3)
Other companies:
Others(4)	—	—	—	39		31	—	—	—	—	—	—	—		26		29

				589		274									535		585

				2,391		3,877									2,293		2,247

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock redemption from long-term investments restated in accordance with Note1.a.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes YPF Inversora Energética S.A., A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligàs Lujàn S.A.C.I., Oleoducto Trasandino (Chile) S.A., YPF Services USA Corp., YPF Servicios Petroleros S.A., Bizoy S.A., Civeny S.A., Bioceres S.A. and YPF Brasil Comercio de Derivados de Petróleo Ltda.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	Company defined as integrated as indicated in Note 2.d).
(8)	Company defined as non-integrated as indicated in Note 2.d).
(9)	As of December 31, 2010, 2009 and 2008, holding in negative shareholders’ equity was disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF accounting methods.
(10)	Direct and indirect holding of YPF in these companies amounts to 100%.

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Exhibit E

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2010 AND COMPARATIVE INFORMATION ALLOWANCES AND ACCRUALS FOR LOSSES

(amounts expressed in million of Argentine pesos – Note 1.a)

	2010				2009	2008

Account	Amounts at beginning of year	Increases	Decreases	Amounts at end of year	Amounts at end of year	Amounts at end of year

Deducted from current assets:
For doubtful trade receivables	407	104	90	421	407	411
For other doubtful accounts	88	—	—	88	88	107

	495	104	90	509	495	518

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	16	—	1	15	16	47
For reduction in value of holdings in long-term investments	26	—	13	13	26	25
For unproductive exploratory drilling	3	—	—	3	3	3
For obsolescence of materials and equipment	37	72	10	99	37	42

	82	72	24	130	82	117

Total deducted from assets, 2010	577	176	114	639

Total deducted from assets, 2009	635	157	215		577

Total deducted from assets, 2008	663	103	131			635

Accrual for losses – current:
For various specific contingencies (Note 9.a)	128	29	76	81	128	339

	128	29	76	81	128	339

Accrual for losses – noncurrent:
For pending lawsuits and various specific contingencies (Note 9.a)	1,608	1,128	622	2,114	1,608	1,456

	1,608	1,128	622	2,114	1,608	1,456

Total included in liabilities, 2010	1,736	1,157	698	2,195

Total included in liabilities, 2009	1,795	910	969		1,736

Total included in liabilities, 2008	1,871	558	634			1,795

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Exhibit F

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2010 AND COMPARATIVE INFORMATION COST OF SALES

(amounts expressed in million of Argentine pesos – Note 1.a)

	2010	2009	2008

Inventories at beginning of year	2,818	3,095	2,284
Purchases for the year	8,660	5,394	7,689
Production costs (Exhibit H)	18,728	15,576	15,068
Holding gains (losses) on inventories	635	(42)	530
Inventories at end of year	(3,462)	(2,818)	(3,095)

Cost of sales	27,379	21,205	22,476

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Exhibit G

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2010 AND COMPARATIVE INFORMATION FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in million)

	Foreign currency and amount

Account	2008	2009	2010	Exchange rate in pesos as of 12-31-10	Book value as of 12-31-10

Current Assets
Cash	US$ 34	US$ 56	US$ 43	3.94(1)	169
Investments	US$ 101	US$ 115	US$ 409	3.94(1)	1,610
Trade receivables	US$ 535	US$ 452	US$ 517	3.94(1)	2,037
	€ 1	€ 1	€ 1	5.22(1)	5
Other receivables	US$ 245	US$ 405	US$ 401	3.94(1)	1,580
	€ 5	€ 3	€ 2	5.22(1)	10

Total current assets					5,411

Noncurrent Assets
Other receivables	US$ 158	US$ 7	US$ 225	3.94(1)	886

Total noncurrent assets					886

Total assets					6,297

Current Liabilities
Accounts payable	US$ 1,271	US$ 738	US$ 1,004	3.98(2)	3,996
	€ 23	€ 27	€ 48	5.27(2)	253
Loans	US$ 612	US$ 840	US$ 1,155	3.98(2)	4,597
Reserves	US$ 37	US$ 11	US$ 3	3.98(2)	12

Total current liabilities					8,858

Noncurrent Liabilities
Accounts payable	US$ 912	US$ 558	US$ 705	3.98(2)	2,806
Loans	US$ 365	US$ 484	US$ 369	3.98(2)	1,469
Reserves	US$ 219	US$ 255	US$ 314	3.98(2)	1,250

Total noncurrent liabilities					5,525

Total liabilities					14,383

(1)	Buying exchange rate.
(2)	Selling exchange rate.

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Exhibit H

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.
In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2010 AND COMPARATIVE INFORMATION EXPENSES INCURRED

(amounts expressed in million of Argentine pesos – Note 1.a)

	2010						2009	2008

	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total	Total

Salaries and social security taxes	1,042	380		272	67	1,761	1,327	1,146
Fees and compensation for services	171	415	(1)	55	4	645	514	589
Other personnel expenses	395	83		24	12	514	406	433
Taxes, charges and contributions	315	25		479	—	819	679	630
Royalties and easements	2,970	—		7	11	2,988	2,544	2,418
Insurance	114	5		18	—	137	158	129
Rental of real estate and equipment	474	1		77	—	552	506	436
Survey expenses	—	—		—	57	57	42	140
Depreciation of fixed assets	4,715	106		122	—	4,943	4,393	4,568
Industrial inputs, consumable materials and supplies	810	5		57	3	875	683	663
Operation services and other service contracts	2,309	47		156	—	2,512	2,085	1,649
Preservation, repair and maintenance	2,824	35		73	13	2,945	2,232	2,277
Contractual commitments	411	—		—	—	411	139	61
Unproductive exploratory drillings	—	—		—	100	100	338	351
Transportation, products and charges	1,007	—		1,314	—	2,321	1,980	2,088
Allowance (recovery) for doubtful trade receivables	—	—		21	—	21	(19)	(12)
Publicity and advertising expenses	—	96		53	—	149	139	160
Fuel, gas, energy and miscellaneous	1,171	61		71	15	1,318	1,248	1,172

Total 2010	18,728	1,259		2,799	282	23,068

Total 2009	15,576	966		2,338	514		19,394

Total 2008	15,068	900		2,316	614			18,898

(1)	Includes 15 of Directors and Statutory Auditor’s fees.

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YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND COMPARATIVE INFORMATION RATIFICATION OF LITHOGRAPHED SIGNATURES

I hereby ratify the signatures appearing in lithographed form on the preceding sheets from page 1 through page 60.

ANTONIO GOMIS SÁEZ

Director

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Item 3.

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of section 4 – See Note 12 to the primary financial statements

Independent Auditors’ Report

To the Board of Directors of
YPF SOCIEDAD ANONIMA
Macacha Güemes 515
Buenos Aires City

1.	Identification of the financial statements subject to audit

We have audited:

a)	the financial statements of YPF SOCIEDAD ANONIMA (an Argentine corporation, hereinafter mentioned YPF SOCIEDAD ANONIMA or the “Company”), which comprise the balance sheet as of December 31, 2010, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended and the supplemental information included in their notes 1 to 12 and Exhibits A, C, E, F, G and H; and

b)	the consolidated financial statements of the Company and its controlled and jointly controlled companies included in Schedule I, which comprise the consolidated balance sheet as of December 31, 2010 and the related consolidated statements of income and cash flows for the year then ended and the supplemental information included in their notes 1 to 4 and Exhibits A and H.

The financial statements and the supplemental information referred to in paragraphs a) and b) mentioned above are presented for comparative purposes with the primary and consolidated financial statements and the supplemental information as of December 31, 2009 and 2008, after giving retrospective effect to the change in the accounting policy in relation to the recognition of the deferred income tax liability originated in the application of the method for restatement in constant Argentine pesos, as described in Note 1.b to the primary financial statements referred to in paragraph a) of this section.

The Company’s Board of Directors and Management are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Argentina applicable to publicly-traded entities. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities, (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these financial statements based on our audit carried out pursuant to the scope of work outlined in section 2 of this report.

2.	Scope of our work

We conducted our audit in accordance with auditing standards generally accepted in Argentina as adopted by the Buenos Aires City Professional Councils in Economic Sciences. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

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An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to errors or omissions or to irregularities. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Company’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	Opinion

In our opinion,

a)	the financial statements referred to in paragraph a) of section 1 present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA as of December 31, 2010, and the results of its operations, changes in its shareholders’ equity and its cash flows for the year then ended, in accordance with accounting principles generally accepted in Argentina as adopted by the Buenos Aires City Professional Councils in Economic Sciences.

b)	the consolidated financial statements referred to in paragraph b) of section 1 present fairly, in all material respects, the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2010, and the consolidated results of its operations and its consolidated cash flows for the year then ended, in accordance with accounting principles generally accepted in Argentina as adopted by the Buenos Aires City Professional Councils in Economic Sciences.

Our unqualified audit reports on the financial statements for the years ended December 31, 2009 and 2008, whose figures are presented for comparative purposes and relate to those included in the financial statements corresponding to such fiscal years, after giving retrospective effect to the change in the accounting policy in relation to the recognition of the deferred income tax liability due to the application of the method for restatement in constant Argentine pesos, as described in Note 1.b to the primary financial statements referred to in paragraph a) of section 1, change with which we concur, were issued on March 4, 2010 and March 4, 2009, respectively.

4.	English translation of statutory financial statements

This report and the financial statements referred to in section 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 12 to the accompanying financial statements, the financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, shareholders’ equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Buenos Aires City, Argentina
March 2, 2011

Deloitte & Co. S.R.L.

Diego O. De Vivo
Partner

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Item 4.

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – See Note 12 to the primary financial statements

Statutory Audit Committee’s Report

To the Shareholders of
YPF SOCIEDAD ANONIMA
Macacha Güemes 515
Buenos Aires City

Dear Sirs,

In accordance with clause 5, article 294 of Law No. 19,550, the requirements of the Buenos Aires Stock Exchange and current professional requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of December 31, 2010 and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended and the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2010 and the related consolidated statements of income and cash flows for the year then ended, disclosed as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions. Our responsibility is to report on these documents based on the work mentioned in the following paragraph.

Our work on the accompanying financial statements consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we have principally considered the Independent Auditors’ Report issued by the firm Deloitte & Co. S.R.L. dated March 2, 2011, in accordance with generally accepted auditing standards in Argentina for the annual audit of financial statements. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above mentioned external auditor’s report provide a reasonable basis for our report.

In our opinion, based on our work, the financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2010 referred to in the first paragraph present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2009, and related results of operations and cash flows for the year then ended, in accordance with generally accepted accounting principles in Argentina.

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In compliance with current legal requirements, and in exercise of the control of lawfulness which is our duty, we also report that during the year we have applied the procedures described in article No. 294 of Law No. 19,550 as we considered necessary in the circumstances, and we have no comments to make in this regard.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform to generally accepted accounting principles in Argentina, but do not conform to generally accepted accounting principles in the countries of users of the financial statements, other than Argentina (see Note 12 to the accompanying financial statements).

Buenos Aires City, Argentina
March 2, 2011

For Statutory Audit Committee

Juan A. Gelly y Obes
Statutory Auditor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 4, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer